UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF June 2013
COMMISSION FILE NUMBER: 001-35035

Velti plc
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant's name into English)
First Floor, 28-32 Pembroke Street Upper
Dublin 2, Republic of Ireland
Attn: Alex Moukas, Chief Executive Officer
353 (0) 1234 2676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
This report contains Velti's Interim Report as of March 31, 2013 and for the three months ended March 31, 2013 and 2012

EXHIBITS

Exhibit Number	Description

99.1	Velti's Interim Report as of March 31, 2013 and for the three months ended March 31, 2013 and 2012
99.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.4	Certification of Chief Executive Officer pursuant to Section 1350 of the Sarbanes-Oxley Act of 2002
99.5	Certification of Chief Financial Officer pursuant to Section 1350 of the Sarbanes-Oxley Act of 2002
99.6
Second Amendment to Credit Agreement dated April 24, 2013 among Velti Inc., Velti plc, Mobile Interactive Group Limited and Velti Mobile Platforms Limited as Borrowers, HSBC Bank plc, HSBC Bank USA, National Association and the lenders from time to time party thereto, and HSBC Bank USA, National Association, as Administrative Agent

99.7	Securities Purchase Agreement dated April 18, 2013 among Velti plc and the Purchasers thereto
99.8	Consent and Limited Waiver dated April 18, 2013 to Credit Agreement dated August 10, 2012
99.9	Termination Agreement and General Release of Claims between Christos Kaskavelis and Velti plc
99.10	Wilson Cheung Retention Agreement and Severance Agreement between Wilson W. Cheung and Velti Inc.
99.11	Employment Offer Letter dated April 1, 2013 between Mari Baker and Velti Inc. for Interim Chief Operating Position

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VELTI PLC
(Registrant)

By:	/s/ Jeffrey G. Ross
Name:	Jeffrey G. Ross
Title:	Chief Financial Officer

Date: June 7, 2013

Velti plc
Interim Report

As of March 31, 2013 and for the three months ended March 31, 2013 and 2012

Velti plc
Interim Report

Velti plc
Condensed Consolidated Balance Sheets
(in thousands, except share and per share amounts)
(unaudited)

	March 31,	December 31,
	2013	2012
ASSETS
Current assets:
Cash and cash equivalents (includes $2.1 million and $1.1 million from VIE as of March 31, 2013 and December 31, 2012)	$16,327	$36,571
Trade receivables, net of allowance for doubtful accounts of $8.7 million and $7.0 million as of March 31, 2013 and December 31, 2012 (includes $12.0 million and $12.4 million from VIE as of March 31, 2013 and December 31, 2012)	146,827	150,074
Accrued contract receivables, net of allowance for doubtful accounts of $1.4 million and $1.0 million as of March 31, 2013 and December 31, 2012 (includes $8.5 million and $8.8 million from VIE as of March 31, 2013 and December 31, 2012)	136,096	132,957
Prepayments	10,320	12,733
Other receivables and current assets (includes $1.4 million and $1.3 million from VIE as of March 31, 2013 and December 31, 2012)	12,720	12,353
Total current assets	322,290	344,688
Property and equipment, net (includes $0.2 million from VIE as of March 31, 2013 and December 31, 2012)	12,004	13,073
Intangible assets, net (includes $2.8 million and $2.9 million from VIE as of March 31, 2013 and December 31, 2012)	23,097	93,982
Goodwill	—	70,498
Other assets (includes $1.5 million from VIE as of March 31, 2013 and December 31, 2012)	16,487	14,782
Total assets	$373,878	$537,023
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable (includes $0.7 million from VIE as of March 31, 2013 and December 31, 2012)	$38,235	$37,786
Accrued liabilities (includes $0.5 million from VIE as of March 31, 2013 and December 31, 2012)	88,184	97,374
Deferred revenue and current portion of deferred government grant (includes $0.7 million from VIE as of March 31, 2013 and December 31, 2012)	9,028	12,626
Current portion of acquisition related liabilities	33,444	33,352
Current portion of long-term debt and short-term financings	47,810	851
Income tax liabilities (includes $0.9 million from VIE as of March 31, 2013 and December 31, 2012)	10,753	9,953
Total current liabilities	227,454	191,942
Long-term debt	—	27,342
Deferred government grant - non-current	—	1,297
Acquisition related liabilities - non-current	2,233	2,221
Other non-current liabilities (includes $4.6 million and $4.8 million from VIE as of March 31, 2013 and December 31, 2012)	14,651	21,703
Total liabilities	244,338	244,505
Commitments and contingencies (See Note 11)
Shareholders' equity:
Share capital, nominal value £0.05, 100,000,000 ordinary shares authorized; 66,164,433 and 65,622,141 shares issued and outstanding as of March 31, 2013 and December 31, 2012	5,501	5,462
Additional paid-in capital	399,492	399,127
Accumulated deficit	(252,311)	(95,953)
Accumulated other comprehensive loss	(22,587)	(16,242)
Total Velti shareholders' equity	130,095	292,394
Non-controlling interests	(555)	124
Total equity	129,540	292,518
Total liabilities and shareholders' equity	$373,878	$537,023

The accompanying notes are an integral part of these condensed consolidated financial statements.

Velti plc
Condensed Consolidated Statements of Comprehensive Loss
(in thousands, except per share amounts)
(unaudited)

	Three Months Ended March 31,
	2013	2012
Revenue:
Software as a service (SaaS) revenue	$32,390	$46,768
License and software revenue	2,159	1,505
Managed services revenue	6,458	3,520
Total revenue	41,007	51,793
Cost and expenses:
Third-party costs	23,365	16,862
Datacenter and direct project costs	5,552	7,892
General and administrative expenses	14,065	15,132
Sales and marketing expenses	12,591	12,753
Research and development expenses	4,497	4,684
Acquisition related and other charges	—	2,197
Impairment of goodwill and intangible assets	133,129	—
Depreciation and amortization	8,620	7,269
Total cost and expenses	201,819	66,789
Loss from operations	(160,812)	(14,996)
Interest expense, net	(438)	(743)
Gain (loss) from foreign currency transactions	(2,634)	1,375
Other income (expense)	(6)	6,174
Loss before income taxes, equity method investments and non-controlling interest	(163,890)	(8,190)
Income tax (expense) benefit	6,853	(278)
Loss from equity method investments	—	(371)
Net loss	(157,037)	(8,839)
Net loss attributable to non-controlling interest	(679)	(21)
Net loss attributable to Velti	$(156,358)	$(8,818)

Comprehensive Loss:
Net loss	$(157,037)	$(8,839)
Foreign currency translation adjustments	(6,343)	4,254
Comprehensive loss	(163,380)	(4,585)
Comprehensive loss attributable to non-controlling interests	679	18
Comprehensive loss attributable to Velti	$(162,701)	$(4,567)

Net loss per share attributable to Velti:
Basic	$(2.38)	$(0.14)
Diluted	$(2.38)	$(0.14)

Weighted average number of shares outstanding:
Basic	65,808	61,816
Diluted	65,808	61,816

The accompanying notes are an integral part of these condensed consolidated financial statements.

Velti plc
Condensed Consolidated Statements of Cash Flows
(in thousands)
(unaudited)

	Three Months Ended March 31,
	2013	2012

Cash flows from operating activities:
Net loss	$(157,037)	$(8,839)
Non-cash items included in net loss:
Depreciation and amortization	8,620	7,269
Change in fair value of contingent consideration	—	2,197
Non-cash interest expense	153	449
Share-based compensation	337	8,608
Deferred income taxes and other tax liabilities	(7,936)	—
Impairment of goodwill and intangible assets	133,129	—
Foreign currency transactions and other	2,634	(1,004)
Provision for doubtful accounts	2,257	330
Gain on previously held shares of CASEE	—	(6,028)
Change in operating assets and liabilities:
Trade and accrued contract receivables	(11,266)	(17,384)
Prepayments and other assets	1,445	(8,867)
Accounts payable and other accrued liabilities	(4,192)	6,889
Deferred revenue and government grant income	(638)	511
Net cash used in operating activities	(32,494)	(15,869)
Cash flow from investing activities:
Purchases of property and equipment	(526)	(5,728)
Investments in software development and purchased software	(7,132)	(9,276)
Cash paid for acquisitions and equity method investments, net of cash acquired	—	(6,944)
Net cash used in investing activities	(7,658)	(21,948)
Cash flow from financing activities:
Net proceeds from issuance of ordinary shares	67	705
Proceeds from borrowings and debt financing	19,976	2
Repayment of borrowings	(4)	(789)
Net cash generated from financing activities	20,039	(82)
Effect of changes in foreign exchange rates	(131)	3,085
Net decrease in cash and cash equivalents	(20,244)	(34,814)
Cash and cash equivalents at beginning of period	36,571	75,765
Cash and cash equivalents at end of period	$16,327	$40,951
Supplemental cash flow information:
Interest paid	$240	$418
Income taxes paid	$397	$707

The accompanying notes are an integral part of these condensed consolidated financial statements.

Velti plc
Notes to Condensed Consolidated Financial Statements (unaudited)

1. Description of Business
Velti plc, (Velti or Company), is a leading global provider of mobile marketing and advertising technology and solutions that help marketers reach new customers, drive consideration with interactive mobile marketing strategies, accelerate consumer actions using meaningful data, and nurture relationships through data-driven marketing programs. We enable brands to communicate more meaningfully, deliver greater customer value and inspire the behaviors and outcomes that matter for their business.
2. Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
The Condensed Consolidated Balance Sheet as of December 31, 2012, which has been derived from audited financial statements, and the unaudited interim condensed consolidated financial statements as of March 31, 2013, and for the three months ended March 31, 2013 and 2012 have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) for interim financial information along with Article 10 of Securities and Exchange Commission (SEC) Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles (GAAP) for annual consolidated financial statements. Certain prior year balances have been reclassified to conform to the current year presentation. Such reclassifications did not affect total revenue, loss from operations or net loss. In management’s opinion, the financial statements include all adjustments (consisting of normal, recurring and non-recurring adjustments) necessary for the fair presentation of the financial position and operating results of the Company. The results of operations for the three months ended March 31, 2013 are not necessarily indicative of the results for the entire fiscal year ending December 31, 2013 or for any other period. These unaudited condensed consolidated financial statements should be read in conjunction with Velti's Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed on April 11, 2013 with the SEC.
Going Concern
The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.
As of March 31, 2013, the Company had cash and cash equivalents of $16.3 million and borrowings of $47.8 million under the revolving credit facility with HSBC. Net cash used in operating activities was $32.5 million for the three months ended March 31, 2013. During the year ended December 31, 2012, we generated $10.6 million in cash from operating activities and $17.5 million in cash from financing activities, and we used $69.9 million of cash for investing activities.
The HSBC credit facility contains various loan covenants.  We violated one of these covenants in the fourth quarter of 2012 and received a subsequent waiver from HSBC. In addition, we violated one of these covenants in the first quarter of 2013 and have not received a waiver from HSBC. We are in discussions with HSBC regarding the waiver and amendment of our 2013 covenants to levels that we believe we can satisfy for the remainder of 2013. At this point, we cannot predict when, or if, we will receive a waiver of the first quarter's violation or modification of the covenants. HSBC currently has the right to accelerate and cause our obligation under our credit facility to become immediately due and payable in full.
On April 24, 2013, we closed a private placement of our ordinary shares transaction under which we entered into a Securities Purchase Agreement with certain institutional accredited investors. In connection with this transaction we issued an aggregate of 16,529,412 ordinary shares at a price of $1.50 per share resulting in net proceeds to us of $23.1 million. A substantial portion of these proceeds were used to satisfy our obligations to former shareholders and key employees of MIG.
While we anticipate generating positive operating cash flow for the year, this positive cash flow is not expected until the third quarter of 2013.  As a result, we may need additional financing during the next three months to provide sufficient operational liquidity. This additional financing may be facilitated through the issuance of equity or debt.  If we need such additional financing, there can be no assurance that our efforts to find such financings will be successful, or on terms favorable to us.
Our ability to continue as a going concern is dependent upon (i) HSBC not exercising its right to accelerate our obligations under the revolving credit facility (ii) our ability to maintain sufficient liquidity to meet our obligations arising from normal business operations when they come due and (iii) our ability to generate profitable operations in the future.
Use of Estimates and Judgment

Velti, plc
Notes to Condensed Consolidated Financial Statements (Continued)

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Management is also required to make certain judgments that affect the reported amounts of revenues and expenses during the period. We periodically evaluate our estimates, including revenue recognition, recognition of government grant income, income taxes, the allowance for doubtful accounts, intangible assets, goodwill and long-lived assets, contingent payments related to our recent acquisitions and the assumptions used to determine share-based compensation expense. We base our estimates on historical experience and various other assumptions that are believed to be reasonable on the specific circumstances. Actual results could differ materially from those estimates.
Accounts Receivable, Accrued Contract Receivables and Allowance for Doubtful Accounts
Accounts receivable consists primarily of amounts due to us from our normal business activities. Credit terms can vary between customers and between regions, but we generally require payment under our commercial contracts within 30 to 90 days of invoice. Our accounts receivable are unsecured and not interest bearing. Fees that have not been invoiced as of the reporting date but for which all revenue recognition criteria are met are reported as accrued contract receivables. We maintain allowances for doubtful accounts to reflect the expected non-collection of accounts receivable and accrued contract receivables based on past collection history and specific risks identified in the portfolio. Additional allowances might be required if deteriorating economic conditions or other factors affect our customers' ability to make timely payments. We write off accounts receivable when we consider them uncollectible. As of March 31, 2013 and December 31, 2012, the allowance for doubtful accounts for trade receivables was $8.7 million and $7.0 million, respectively. The allowance for doubtful accounts for accrued contract receivables was $1.4 million and $1.0 million as of March 31, 2013 and December 31, 2012, respectively.
Goodwill
Goodwill is generated when the consideration paid for an acquisition exceeds the fair value of net assets acquired. Goodwill is recognized as an asset and reviewed for impairment at least annually, or whenever events or circumstances indicate that the carrying amount of goodwill may not be recoverable. We have selected December 31 as the date to perform the annual impairment testing of goodwill.
We completed our annual impairment test for fiscal 2012 and determined that there was no impairment. Based on fourth-quarter 2012 testing, our estimated fair value totaled approximately $324.8 million including a conservative control premium of approximately 10% based on a market value of approximately $295.3 million at December 31, 2012. The control premium is defined as the value that may arise from an acquiring company's ability to take advantage of synergies and other benefits that flow from control over another entity. An acquiring entity is often willing to pay more for equity securities that give it a controlling interest than an investor would pay for equity securities representing less than a controlling interest. Based on these results, our fair value at December 31, 2012 was in excess of our book equity of approximately $292.4 million and no impairment was recorded.
During the three months ended March 31, 2013, our market capitalization declined significantly as a result of decreases in our share price as reported on NASDAQ Stock Market. In connection with the preparation of our financial statements for the first quarter of 2013, we concluded that the sustained decline in our share price and market capitalization were indicators of potential impairment requiring us to perform an impairment analysis. As part of this analysis we evaluated our operation which is considered to be one reporting segment and effectively one reporting unit as the components of our business share similar economic characteristics with each other. The goodwill impairment analysis was performed in light of our being one reporting unit; as such, we evaluated the market value and the equity value or book value of the company. Based on this analysis, we determined that the fair value of our aggregate net assets was below their carrying values, and a full impairment was recorded on our goodwill and a partial impairment was recorded against certain other intangible assets based on the purchase price allocation method prescribed by the accounting guidance. The decline in our fair value resulted directly from the overall decline in our market value during the first quarter of this year. See Note 7.
Impairment of Long-Lived Assets and Amortizable Intangible Assets
We evaluate long-lived assets such as property and equipment, and identifiable intangible assets that are subject to amortization for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable including an indication that our goodwill is impaired. We evaluated our long-lived assets and amortizable intangible assets for

Velti, plc
Notes to Condensed Consolidated Financial Statements (Continued)

impairment due to recent events, which included the decline of our market capitalization as a result of decreases in our share price as reported on NASDAQ Stock Market. These were deemed to be significant changes in circumstances that could indicate that their carrying amounts of our long-lived and amortizable intangible assets may not be recoverable. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. When undiscounted future cash flows are not expected to be sufficient to recover an asset's carrying amount, the asset is written down to its fair value. Where available, quoted market prices are used to determine fair value. When quoted market prices are not available, various valuation techniques, including discounted value of estimated future cash flows are utilized.
During the three months ended March 31, 2013, the decline in our market capitalization served as an indicator of certain intangible assets may not be recoverable. Based on an analysis of undiscounted future cash flows we determined that the carrying value of certain intangible assets was not recoverable and performed analysis to determine the fair value for each asset group.  As a result of this analysis, impairment was recorded to various intangible assets, including assets recorded through business combinations, purchased technology and internal software development costs.  See Note 7.
Revenue Recognition
We derive our revenue from three sources:

▪
Software as a service (SaaS) revenue, which consists of subscription fees from customers who utilize our mobile marketing and advertising platforms, generally referred to as “usage‑based” services, and fees from customers who utilize our software solutions to manage and measure the progress of their transaction‑based mobile marketing and advertising campaigns, which we refer to as “performance‑based” services;

▪
License and software revenue, which consists of revenue from customers who license our mobile marketing and advertising platform and fees for customized software solutions delivered to and installed on the customers' server; and

▪
Managed services revenue, which consists of fees charged to customers for professional services related to the implementation, execution, and monitoring of customized mobile marketing and advertising solutions as well as other client driven projects.

We account for revenue for these services and licenses in accordance with Accounting Standards Codification (ASC) Topic 605 - Revenue Recognition and ASC Topic 985-605 - Certain Revenue Arrangements that Include Software Elements. We recognize revenue when all of the following conditions are satisfied: (i) there is persuasive evidence of an arrangement; (ii) the service has been rendered or delivery has occurred; (iii) the fee to be paid by the customer is fixed or determinable; and (iv) collectibility of the fee is reasonably assured.
SaaS revenue is generated from our “usage‑based” services, including subscription fees for use of individual software modules and our automated mobile marketing campaign creation templates, and fees charged for access to our technology platform. These fees are recognized ratably over the contract term beginning on the commencement date of each contract as services are rendered.
SaaS revenue generated from our “performance‑based” services is generally based on specified metrics, typically relating to the number of transactions performed during the campaign multiplied by the cost per transaction in accordance with the terms of the related contracts. Transactions can include SMS messages sent by participants in customer campaigns or advertisement impressions placed on mobile applications, among other types of performance-based transactions. Certain of our performance‑based contracts include performance incentive provisions that link a portion of revenue that we may earn under the contract to the performance of the customer's campaign relative to quantitative or other milestones, such as the growth in the consumer base, reduced consumer churn, or the effectiveness of the end-user response. We consider the performance‑based fees to be contingent fees. We recognize this revenue monthly based on actual performance, which is when the fees are earned and the amount of the fee can be reliably measured. Our performance‑based arrangements are typically invoiced monthly, which can occur in a period subsequent to revenue being recognized.
License and software revenue consists of license fees charged for our mobile marketing and advertising technology. We provide licenses on a perpetual or term basis. These types of arrangements do not, typically, include any ongoing support arrangements or rights to upgrades or enhancements and therefore revenue related to perpetual licensing arrangements is recognized upon the delivery of the license. Revenue from term based licenses is recognized over the related term of an arrangement. Fees charged

Velti, plc
Notes to Condensed Consolidated Financial Statements (Continued)

to customize our software solution are, generally, recognized using the completed contract or percentage-of-completion method according to ASC 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts, based on the ratio of costs incurred to the estimated total costs at completion.
Managed services revenue, when sold with software and support offerings, are accounted for separately when these services (i) have value to the customer on a standalone basis, (ii) are not essential to the functionality of the software and (iii) there is objective and reliable evidence of the selling price of each deliverable. When accounted for separately, revenue is recognized as the services are provided for time and material contracts, and ratably over the term of the contract when accepted by the customer for fixed price contracts. For revenue arrangements with multiple deliverables, such as an arrangement that includes license, support and professional services, we allocate the total amount the customer will pay to the separate units of accounting based on their relative selling prices, as determined by the price of the undelivered items when sold separately.
The timing of revenue recognition in each case depends upon a number of factors, including the specific terms of each arrangement and the nature of our deliverables and obligations, and the existence of evidence to support recognition of revenue as of the reporting date. For contracts with extended payment terms for which we have not established a successful pattern of collection history, we recognize revenue when all other criteria are met and when the fees under the contract become due. Fees that have been invoiced are recorded in trade receivables and in revenue when all revenue recognition criteria have been met. When fees have been invoiced but not all revenue recognition criteria have been met, the invoice is recorded in trade receivables and in deferred revenue. When all revenue recognition criteria are met, but fees have not been invoiced as of the reporting date, such fees are reported in accrued contract receivables and in revenue.
Certain arrangements entered into by us are revenue sharing arrangements. As a result, we complete an analysis of the facts and circumstances to determine whether revenue earned from these arrangements should be recorded gross with the company performing as a principle, or recorded net of third party costs with the company performing as an agent, as required by ASC 605-45, Principal Agent Consideration. When we are a principal in a transaction, we include all amounts paid on behalf of our customers in both revenue and costs.
We present revenue net of value‑added tax, sales tax, excise tax and other similar assessments. Our revenue arrangements do not contain general rights of return.
Net Income (Loss) per Share Attributable to Velti
Basic net income (loss) per share attributable to Velti is computed by dividing net income (loss) attributable to Velti by the weighted-average number of common shares outstanding for the fiscal period. Diluted net income per share attributable to Velti is computed giving effect to all potential weighted average dilutive common stock, including options and other equity awards. The dilutive effect of outstanding awards is reflected in diluted earnings per share by application of the treasury stock method. For the three months ended March 31, 2013 and 2012, all of the share awards outstanding are anti-dilutive. Had we incurred net profit during either of these three month periods, the shares, thousands, used to calculate the dilutive effect on such net income would be 66,103, and 64,051 for the three months ended March 31, 2013 and 2012, respectively.
Concentration of Credit Risk
One customer accounted for more than 12% of our revenues for the three months ended March 31, 2013 and no customer accounted for more than 10% of our revenues for the three months ended March 31, 2012. No customer accounted for more than 10% our total receivables as of March 31, 2013 or as of December 31, 2012.
Recently Adopted Accounting Pronouncements
In December 2011, an accounting standard update was issued requiring an entity to disclose information about offsetting and related arrangements for recognized financial and derivative instruments to enable a better understanding of the effect of those arrangements on its financial position. The amended guidance was effective for us on a retrospective basis commencing in the first quarter of 2013. We adopted this guidance during the three months ended March 31, 2013. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Velti, plc
Notes to Condensed Consolidated Financial Statements (Continued)

In July 2012, an accounting standards update on testing indefinitely lived intangible assets for impairment was issued. The guidance simplified how companies test indefinitely lived intangible assets for impairment by permitting an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of the asset(s) is less than its carrying amount as a basis for determining whether it is necessary to perform the second step of the impairment test. We adopted this guidance during the three months ended March 31, 2013. The adoption of this guidance did not have a material impact on our consolidated financial statements.
In February 2013, amended guidance was issued requiring an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component, either on the face of the statement where net income is presented or in the notes. The amended guidance was effective for us on a retrospective basis commencing in the first quarter of 2013. We adopted this guidance during the three months ended March 31, 2013. The adoption of this guidance did not have a material impact on our consolidated financial statements.
3. Segment and Geographic Information
Our business is conducted in a single operating segment. Our chief operating decision maker (CODM), who is also our chief executive officer, reviews a single set of operating results and financial information of the entire organization, exclusive of Starcapital a divested operation discussed further below, in order to make decisions about allocating resources and assessing performance. Our CODM manages our business based primarily on broad functional categories of sales, marketing, software and technology platform development and strategy.
On December 17, 2012, we sold certain non-strategic and legacy assets and liabilities, focused on geographies and certain customers in Southeast and Eastern Europe, to Starcapital, a company incorporated in Cyprus and owned by certain former non-executive management of Velti (Starcapital). Following completion of the sale of assets to Starcapital, we will continue to consolidate Starcapital because it is considered a variable interest entity, or VIE, and we are considered the primary beneficiary (see Note 8). Notwithstanding this characterization, Starcapital engages in a business activity separate from our business, and its operating and financial results are reviewed by Starcapital's chief executive officer and not by us. As a result, Starcapital is considered an operating segment, separate from our operating segment.
Starcapital's and our operating segments have similar economic characteristics and are expected to exhibit similar long-term financial performance. We are continuing to offer certain products and services that are substantially identical to products and services offered by Starcapital, a portion of our customer base overlaps with the Starcapital customer base, each company delivers its products and services to its customers in a similar manner, and each company is subject to similar regulatory requirements. As a result, our and Starcapital's operating segments have been aggregated into one reportable segment.
We conduct our business in three geographical areas: Europe, Americas, and Asia/Africa. The following table provides revenue by geographic area. Revenue from customers for whom we provide services in multiple locations is reported in the location of the respective customer's domicile; revenue from customers for whom we provide services in a single or very few related locations is reported in the location of the respective customer's place of operations.

Revenue	Three Months Ended March 31,
	2013		2012
	(in thousands, except percentages)
Europe:
Western Europe	$14,938	36.4%	$18,310	35.4%
All other European countries	4,761	11.6%	12,967	25.0%
Total Europe	19,699	48.0%	31,277	60.4%
Americas	11,848	28.9%	13,321	25.7%
Asia/Africa	9,460	23.1%	7,195	13.9%
Total revenue	$41,007	100.0%	$51,793	100.0%

Velti, plc
Notes to Condensed Consolidated Financial Statements (Continued)

The vast majority of our long-lived assets are located in Europe, primarily the U.K. and Greece. Long-lived assets consist of property and equipment, net of related accumulated depreciation.
4. Balance Sheet Items
Details of our significant balance sheet line items consisted of the following:

Property and equipment	March 31,	December 31,
	2013	2012
	(in thousands)
Buildings and fixtures	$9,258	$8,806
Computer and telecommunication hardware	9,754	9,457
Office equipment	4,131	2,554
Total cost	23,143	20,817
Less: accumulated depreciation	(11,139)	(7,744)
Property and equipment, net	$12,004	$13,073

Depreciation expense was $943,000 and $471,000 during the three months ended March 31, 2013 and 2012, respectively.

Accrued liabilities	March 31,	December 31,
	2013	2012
	(in thousands)
Professional fees	$5,206	$5,764
Employee related accruals	19,013	23,963
Accrued third-party costs	56,540	58,264
Other	7,425	9,383
Total accrued liabilities	$88,184	$97,374

5. Acquisitions
CASEE
On January 16, 2012, we completed the acquisition of the remaining equity interests in Ydon Holdings, Ltd., a holding company set up to own a mobile marketing and advertising exchange with operations based in Beijing (CASEE), by acquiring all of the outstanding shares of Ydon Holdings which we did not previously own. We acquired this interest for an initial cash payment of $8.4 million and up to $20.3 million in contingent consideration. The transaction was accounted for using the purchase method of accounting. Transaction costs amounted to $0.9 million and were expensed as incurred.
Prior to the completion of the acquisition, we owned 33% of the outstanding shares and accounted for our investment in CASEE using the equity method. Upon completion of the acquisition, Ydon Holdings became our wholly-owned subsidiary. Immediately prior to the acquisition, we re-measured our interest in Ydon Holdings and recorded a gain of $6.0 million, which is included in other income (expense) in the consolidated statement of comprehensive loss. This fair value measurement was based on the per share consideration paid in the transaction, including the fair value of the contingent consideration, applied to the number of shares held by us immediately prior to closing.
The contingent consideration to be paid is based on CASEE's achievement of revenue and gross profit performance during the twelve months ended March 31, 2012 and 2013, with a maximum of $20.3 million. It is payable in two tranches, as soon as reasonably practical after the closing of the financial books for those periods, and may be paid in cash or up to 50% in our ordinary shares, at our discretion. We recorded the acquisition-date estimated fair value of the contingent payment of $6.4 million as a component of the consideration paid in exchange for the equity interests of Ydon Holdings. The acquisition-date fair value is measured at each quarter end based on the probability-adjusted present value of the consideration expected to be

Velti, plc
Notes to Condensed Consolidated Financial Statements (Continued)

transferred. As of March 31, 2013 we have not paid any amount for contingent consideration as we are continuing to review whether all criteria required by the purchase agreement have been met. See disclosure of Level 3 fair value measurements in Note 6 for changes during the period.
We acquired CASEE to support the expansion of our business in China. The acquisition is expected to significantly enhance our presence in China and increase the overall value of our platform to current and future customers. These factors contributed to establishing the purchase price, which resulted in the recognition of goodwill. The allocation of the total consideration of $22.8 million was as follows:

Fair Value
(in thousands)
Net assets acquired (liabilities assumed):
Cash and cash equivalents	$1,456
Accounts receivable and other current assets	1,213
Property and equipment	97
Trade and other liabilities	(2,170)
Net assets acquired	596
Intangible assets acquired - customer relationships	390
Intangible assets acquired - trademark & trade name	2,490
Intangible assets acquired - developed technology	3,020
Goodwill	17,741
Deferred tax liability	(1,468)
Value of assets, net of deferred tax liabilities	$22,769
Purchase price:
Cash	$8,400
Contingent consideration (fair value)	6,360
Fair value of previously held interest	8,009
Total consideration	$22,769

In conjunction with the impairment analysis discussed in Note 2, all of the goodwill and substantially all of the acquired intangible assets were impaired in the three months ended March 31, 2013.
6. Fair Value Measurements
We consider fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market in which we would transact business in an orderly transaction on the measurement date. We consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.
We use observable inputs whenever possible and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect the Company’s market assumptions. The inputs are then classified into the following hierarchy: (1) Level 1 Inputs—quoted prices in active markets for identical assets and liabilities; (2) Level 2 Inputs—observable market-based inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets, quoted prices for similar or identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data; (3) Level 3 Inputs—unobservable inputs that are supported by little or no market activity such as certain pricing and discounted cash flow models.
Our financial assets and liabilities consist principally of cash and cash equivalents, accounts payable, accrued liabilities, current and non-current notes payable. Cash and cash equivalents are stated at cost, which approximates fair value. As of March 31, 2013 and 2012, we do not have readily marketable securities that are classified as cash equivalents. Accounts payable and accrued liabilities are carried at cost that approximates fair value due to their expected short maturities. The carrying amount of

Velti, plc
Notes to Condensed Consolidated Financial Statements (Continued)

short and long-term debt approximates its fair value. As of March 31, 2013, we did not have any financial assets or liabilities for which Level 1 or Level 2 inputs were required to be disclosed.
Liabilities Measured at Fair Value on a Recurring Basis
The fair value of our contingent payments is associated with our acquisition of Casee and is determined based on an internal cash flow model using inputs based on estimates and assumptions developed by us and is remeasured on each reporting date. The rates used to discount net cash flows to their present value were based on our weighted average cost of capital for similar transactions and an assessment of the relative risk inherent in the associated cash flows. The inputs were current as of the measurement date. These inputs tend to be unobservable and, as such, are considered Level 3 in the fair value hierarchy. The contingent payment that may be due in connection with our acquisition of CASEE is our only Level 3 fair value measurement as of March 31, 2013.
The following table provides a summary of changes in fair value of the contingent payments measured using significant unobservable inputs (Level 3):

Fair Value
(in thousands)
Balance as of December 31, 2012	$6,364
Foreign exchange differences	35
Balance as of March 31, 2013	$6,399

Assets Measured at Fair on a Non-Recurring Basis

Certain intangible assets and goodwill are measured at fair value on a nonrecurring basis and are subject to fair value adjustments when there is evidence of impairment.  Adjustments to the carrying value of these assets and the adjusted basis are detailed in Note 7.  Unobservable inputs (Level 3) were included in the determination of the amount of the fair value adjustments and adjusted basis for these assets.
7. Goodwill and Intangible Assets
Information regarding our intangible assets is a follows:

Intangible Assets	Average Useful life	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount
	(in years)	(in thousands)
March 31, 2013
Internal software development costs	3.0	$5,010	$3,513	$1,497
Computer software	3.0	30,453	18,299	12,154
Licenses and intellectual property	4.3	4,286	3,270	1,016
Trademark, trade name and non-compete	1.4	1,046	518	528
Customer relationships	4.3	8,942	1,040	7,902
Developed technology	2.8	—	—	—
Intangible assets	3.3	$49,737	$26,640	$23,097
December 31, 2012
Internal software development costs	3.0	$37,765	$22,329	$15,436
Computer software	3.0	51,492	17,774	33,718
Licenses and intellectual property	5.0	24,491	19,233	5,258
Trademark, trade name and non-compete	2.5	6,960	2,425	4,535
Customer relationships	6.3	25,360	6,552	18,808
Developed technology	4.6	25,528	9,301	16,227
Intangible assets	4.2	$171,596	$77,614	$93,982

Velti, plc
Notes to Condensed Consolidated Financial Statements (Continued)

Amortization expense was $8.3 million, and $7.7 million during the three months ended March 31, 2013 and 2012, respectively.
During the three months ended March 31, 2013, our share price declined significantly causing a decline in our market capitalization.. In connection with the preparation of our financial statements for the first quarter of 2013, we concluded that the sustained decline in our share price and market capitalization were indicators of potential impairment requiring us to perform an impairment analysis. Based on this analysis, we determined that the fair value of our aggregate net assets was below their carrying values, and a full impairment was recorded on our goodwill and a partial impairment against certain other intangible assets based on the purchase price allocation method prescribed by the accounting guidance. The decline in our fair value resulted directly from the overall decline in our market value during the first quarter of this year.
As described in Note 2, we review goodwill for impairment annually in the fourth quarter, or whenever an indicator is identified which suggests that the carrying amount of goodwill may not be recoverable.
As a result, of this analysis we recorded an impairment charge of $133.1 million which represented a full impairment on our goodwill and a $67.5 million impairment charge related to certain other intangible assets, partially offset by $3.6 million of unrecognized government grants related to these assets.
The following table provides the net carrying value of intangible assets and goodwill immediately before and after the impairment charge, exclusive of Starcapital carrying values:

	Net Carrying Amount
	Prior to Impairment	Subsequent to Impairment	Impairment Amount
	(in thousands)
Trade name	$2,540	$527	$2,013
Developed technology (1)	62,981	11,900	51,081
Customer relationships	17,094	7,900	9,194
Non-compete agreements	1,579	—	1,579
Total intangible assets	84,194	20,327	63,867
Goodwill	69,262	—	69,262
Total goodwill and intangible assets	$153,456	$20,327	$133,129

(1)
Developed technology includes internal software development costs, computer software, licenses and intellectual property, developed technology from acquisitions. It is reduced by the amount of unrecognized government grants related to these assets.

8. Variable Interest Entity
On December 17, 2012, we sold certain non-strategic and legacy assets and liabilities, focused on geographies and certain customers in Southeast and Eastern Europe, to Starcapital, a Cyprus company owned by local, non-executive management of Velti. As a result of the divestment, approximately 75 of our employees transferred to Starcapital or its subsidiaries. The divested assets are characterized by long revenue collection cycles, are located in troubled economies, and have heavy capital expenditure requirements. We recorded a loss of $10.5 million on the sale of these assets. in the second half of 2012.
The consideration for the sale of assets was a $23.5 million non-interest bearing receivable (the Note), issued by Starcapital or its subsidiaries payable in cash in three annual installments as follows: $3.0 million paid on December 31, 2012; $5.2 million to be paid on December 31, 2013, and $15.3 million to be paid on December 31, 2014. There is also potential upside in the event the financial results of the divested operations exceed 2014 expectations.
As part of the consideration for the divestment, we were also given 1) a call option to receive the shares in Starcapital sufficient to cover the outstanding balance on the deferred purchase price consideration, exercisable only upon a payment default by Starcapital 2) a call option to purchase up to 45% of the shares in Starcapital, exercisable in the event of a change of control of

Velti, plc
Notes to Condensed Consolidated Financial Statements (Continued)

Starcapital prior to the third anniversary of completion of the divestment, and 3) cross pledges and guarantees from the shareholders of Starcapital and its subsidiaries for payment on the purchase price due to us. No value was attributed to the upside contingent consideration, the call options, or the cross pledges and guarantees in determining the total consideration for accounting purposes because the likelihood of realizing the upside consideration was not viewed as likely.
At the time of completion of the divestment, Starcapital was thinly capitalized, with the transaction fully financed by the Note. As a result, we determined that Starcapital is a variable interest entity (VIE) and that we hold a variable interest in Starcapital.
We further determined that while we have no ability to control the day-to-day operations of Starcapital, nor an obligation to absorb operating losses of Starcapital, we should be treated as the primary beneficiary of this VIE and are therefore required to consolidate its operations. This is based on a determination that Starcapital is thinly capitalized and has no equity at risk, leaving us as the primary beneficiary of the VIE as the aggregate value of the remaining balance due on the Note and other receivables due to us from Starcapital is $21.6 million. An infusion of sufficient equity by the owners of Starcapital, or a full repayment of the Note by Starcapital in some future period could result in a determination that we are no longer the primary beneficiary of Starcapital and therefore would not be required to consolidate its operations.
As of March 31, 2013, the net amount of capital at risk is equal to Velti's receivable from Starcapital, which is currently at $21.6 million.
The assets of Starcapital that have been consolidated in our balance sheet can only be used to settle the obligations of the VIE, and we have no control over the disposition of these assets. None of these assets are anticipated to become obligations of Velti. We are not obligated and do not intend to provide financial support to Starcapital.
The following are the assets and liabilities of Starcapital that have been consolidated in our balance sheet. A statement of operations is not provided because the results are not significant.

Velti, plc
Notes to Condensed Consolidated Financial Statements (Continued)

	As of March 31, 2013			As of December 31, 2012
	Consolidated	Starcapital	Velti	Consolidated	Starcapital	Velti
ASSETS
Current assets:
Cash and cash equivalents	$16,327	$2,070	$14,257	$36,571	$1,146	$35,425
Trade receivables, net	146,827	12,024	134,803	150,074	12,399	137,675
Accrued contract receivables, net	136,096	8,514	127,582	132,957	8,780	124,177
Consideration receivable from StarCapital - current	—	—	4,166	—	—	4,378
Prepayments	10,320	—	10,320	12,733	—	12,733
Other receivables and current assets	12,720	1,357	11,363	12,353	1,327	11,026
Total current assets	322,290	23,965	302,491	344,688	23,652	325,414
Property and equipment, net	12,004	204	11,800	13,073	210	12,863
Intangible assets, net	23,097	2,770	20,327	93,982	2,857	91,125
Consideration receivable from Starcapital - non current	—	—	17,425	—	—	16,187
Goodwill	—	—	—	70,498	—	70,498
Other assets	16,487	1,465	15,022	14,782	1,511	13,271
Total assets	$373,878	$28,404	$367,065	$537,023	$28,230	$529,358
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$38,235	$683	$37,552	$37,786	$704	$37,082
Accrued liabilities	88,184	484	87,700	97,374	452	96,922
Consideration payable to Velti - current	—	4,166	—	—	4,378	—
Deferred revenue and current portion of deferred government grant	9,028	705	8,323	12,626	727	11,899
Current portion of acquisition related liabilities	33,444	—	33,444	33,352	—	33,352
Current portion of long-term debt and short-term financings	47,810	—	47,810	851	—	851
Income tax liabilities	10,753	856	9,897	9,953	883	9,070
Total current liabilities	227,454	6,894	224,726	191,942	7,144	189,176
Long-term debt	—	—	—	27,342	—	27,342
Deferred government grant - non-current	—	—	—	1,297	—	1,297
Acquisition related liabilities - non-current	2,233	—	2,233	2,221	—	2,221
Consideration payable to Velti - non-current	—	17,425	—	—	16,187	—
Other non-current liabilities	14,651	4,628	10,023	21,703	4,772	16,931
Total liabilities	244,338	28,947	236,982	244,505	28,103	236,967
Total Velti shareholders' equity	130,095	12	130,083	292,394	3	292,391
Non-controlling interests and variable interest entities	(555)	(555)	—	124	124	—
Total equity	129,540	(543)	130,083	292,518	127	292,391
Total liabilities and shareholders' equity	$373,878	$28,404	$367,065	$537,023	$28,230	$529,358

Velti, plc
Notes to Condensed Consolidated Financial Statements (Continued)

9. Short-term financings and long-term debt
Details of our short-term financings and long-term debt by facility as of March 31, 2013 based on contractual maturity (are as follows in thousands):

Lender	Description / Term	Total Facility	Outstanding as of March 31, 2013	Outstanding as of December 31, 2012	Interest Rate	Security
Short-term financings:
HSBC Bank	Working capital	$1,000	$966	839	ICICI Base + 4.0%	the Indian facility is supported by a $1.125 letter of credit issued under the main credit facility that we have with HSBC
Other		2	2	12
Long-term debt:
HSBC	Revolving Credit	49,000	46,822	27,328	LIBOR +2.25% to 2.75%	Primarily all assets of the Company
Other		20	20	14
Total debt:		50,022	$47,810	$28,193

Future principal repayments under all debt arrangements as of March 31, 2013 are as follows:

Amount
(in thousands)
2013	$968
2014	—
2015	46,842
Total	$47,810

Secured Borrowings and Collateralized Receivables
As of March 31, 2013 substantially all our assets including our accounts receivable were pledged as security against borrowings from HSBC. The weighted average effective interest rate for our outstanding debt was 4.1% as of March 31, 2013.
Revolving Credit Facility
In August 2012, we entered into a $50.0 million multi-currency senior revolving credit facility (the Facility) with HSBC, which expires on August 10, 2015. The face amount may be increased by an additional $50.0 million upon meeting certain requirements and obtaining additional commitments from the existing or new lenders. At the current time, we do not believe that an increase of the credit facility is likely in the near term. Borrowings under the Facility will bear interest at the LIBOR rate plus a spread ranging from 2.25% to 2.75% or an adjusted base rate plus a spread ranging from 1.25% to 1.75%. The spread is dependent upon our leverage ratio, as calculated according to the terms of the loan agreement. We are required to pay 0.50% per annum on the unused portion of the facility if utilization of the facility is greater than 50%, and 0.75% per annum if utilization is less than 50%.
The Facility contains a number of customary negative and affirmative covenants, including covenants that limit our ability to place liens on our assets, incur additional debt, make investments, enter into acquisitions, merge or consolidate, dispose of assets, pay dividends or make other restricted payments, all subject to certain exceptions. There are also several financial covenants that we are required to maintain, which includes a minimum fixed charge coverage ratio of 1.50 to 1.00, a

Velti, plc
Notes to Condensed Consolidated Financial Statements (Continued)

maximum total leverage ratio of 2.50 to 1.00, a minimum liquidity ratio of 1.25 to 1.00, a minimum asset coverage ratio of 1.50 to 1.00, and a performance to plan test with respect to Consolidated Revenue and Consolidated Adjusted EBITDA. Our ability to use the Facility may be suspended and repayment of any outstanding balances may be required if we are unable to comply with these requirement in the future, or are otherwise unable to obtain waivers of any breach of these covenants or amendments to any of these covenants to enable us to meet them.
The Bank approved the amendment of the Facility allowing us to complete the divestment of assets to Starcapital described in Note 8 above, as well as to allow us to increase the permitted software capital expenditures during 2012. As of March 31, 2013, we did not meet our covenant with respect to the total leverage ratio and to date have not received a waiver from HSBC of this violation. We are in discussions with HSBC regarding the waiver and amendment of our 2013 covenants to levels that we believe we can satisfy for the remainder of 2013. At this point, we cannot predict when, or if, we will receive a waiver of the first quarter's violation or modification of the covenants for the balance of the year. HSBC currently has the right to accelerate our obligations under the credit facility and cause them to become immediately due and payable. As a result of our inability to meet the covenants at March 31, 2013, we have included the amount due to HSBC as current portion of long-term debt and short-term financing in the Condensed Consolidated Balance Sheets.
In connection with the execution of the Facility, we repaid the entire outstanding loan of €5.9 million (approximately $7.2 million) to Black Sea Trade and Development Bank during the third quarter of 2012. The total payment of $7.3 million consisted of the outstanding principal balance, accrued interest and fees. We borrowed $7.3 million from the Facility to repay this loan.
10. Income Taxes
For the three months ended March 31, 2013 and 2012, we recorded an income tax provision (benefit) of approximately $(6.9) million and $0.3 million for effective tax rates of (4.2)% and 3.4%, respectively.

The change in tax provision (benefit) and the effective tax rate in the three months ended March 31, 2013 compared to the same period last year was primarily due to a change in deferred taxes related to the write down of certain intangibles and a change in the Greece income tax rate. Specifically, we realized a tax benefit of $4.2 million from the decrease in deferred tax liabilities related to acquired intangible assets that were impaired during the quarter. We also realized a tax benefit of $2.5 million related to an impairment of software development costs. The increase in the tax rate in Greece from 20% to 26% resulted in an income tax benefit for the quarter of $1.8 million.

As of March 31, 2013, the total unrecognized tax benefits of $17.1 million included approximately $6.9 million of unrecognized tax benefits that have been netted against the related deferred tax assets, and $10.2 million of unrecognized tax benefits that are reflected in other long term liabilities.

Our continuing practice is to recognize interest and penalties related to income tax matters as a component of income tax expense. We have approximately $2.3 million and $2.1 million of accrued interest and penalties as of March 31, 2013 and December 31, 2012, respectively.

We file income tax returns in various tax jurisdictions around the world. While we are not currently under audit in the major taxing jurisdictions in which we are subject to tax, the tax years 2008 to 2012 generally remain open to examination. However, we do not believe that the total amount of unrecognized tax benefits will significantly change within the next 12 months.
11. Commitments and Contingencies
Operating Lease Commitments
The future aggregate minimum lease payments under non-cancellable operating leases as of March 31, 2013 are as follows:

Amount
(in thousands)
Remainder of 2013	$4,273
2014	$6,813
2015	$5,605
2016	$5,525
2017	$5,214
Thereafter	$6,996

Rent expense was $1.5 million and $1.4 million during the three months ended March 31, 2013 and 2012, respectively.
Guarantees and Indemnifications
ASC 460, Guarantees, requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the amount of obligations it assumes under that guarantee.
We periodically establish irrevocable bank guarantees in favor of a customer in connection with a campaign guaranteeing minimum net revenue or covering costs of a campaign. As of March 31, 2013 and December 31, 2012, the aggregate amount of our outstanding commitments under such letters of guarantee was $5.9 million and $6.8 million, respectively. We accrue for known obligations when a loss is probable and can be reasonably estimated. There were no accruals for expenses related to our performance guarantees for any period presented.
As permitted under the laws of the Bailiwick of Jersey, and in accordance with our bylaws, we indemnify our officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at our request in such capacity. The maximum amount of potential future indemnification is unlimited; however, we maintain director and officer liability insurance that limits our exposure and may enable us to recover a portion of any future amounts paid. We believe the fair value for these indemnification obligations is immaterial. Accordingly, we have not recognized any liabilities relating to these obligations as of March 31, 2013 and December 31, 2012.
Pension and Other Post-Retirement Obligations
We are required under Greek law to make a payment to employees on unfair dismissal or on attaining normal retirement age. The amount of the payment depends on the employees' monthly earnings (capped at €6,000 per month, or approximately $8,000) and a multiple which depends on length of service. As of March 31, 2013 and December 31, 2012, we have included $482,000 and $494,000, respectively in other non-current liabilities for this obligation. As of March 31, 2013, our retirement benefits obligations were unfunded.
Our U.K. entities participate in a defined contribution scheme where the total pension obligation is charged to the income statement as it is incurred with no future obligation or prepaid amount. The value is based on a percentage of participating employee salaries and Velti's contribution totaled $15,000 during the three months ended March 31, 2013.
Legal Proceedings
From time to time, we and our subsidiaries are subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters. In addition to the below mentioned legal proceedings, we do not believe that the ultimate resolution of other legal proceedings involving our company, if any, will have a material adverse effect on our consolidated financial position, results of operations or cash flows.
Indemnification Claims

Velti, plc
Notes to Condensed Consolidated Financial Statements (Continued)

We recently received letters on behalf of several of our customers notifying us that the customers had received letters from a third party which alleged that certain of our customer's applications infringed the patent rights of the third party. In turn, our customers have alleged that we are obligated to indemnify them relating to these matters as the claims allegedly relate to services that we provide to the customers. We are currently investigating the related issues.
Patent Litigation
On March 9, 2012, Augme Technologies, Inc. filed a complaint against Velti USA, Inc. in the United States District Court for the District of Delaware (case no. 1:12cv294), alleging infringement of three patents held by Augme. On May 4, 2012, Velti responded to the complaint by filing a motion to dismiss and motion to strike certain claims in the complaint. On May 18, 2012, in response to the motion, Augme filed an opposition and also filed a First Amended Complaint. The Company responded to the First Amended Complaint (and asserted counterclaims of non-infringement and invalidity) on June 4, 2012. On March 22, 2013, Velti Limited and Velti entered into a settlement with Augme, pursuant to which Augme and Velti settled the two pending lawsuits as between each other. Pursuant to the settlement, (i) Augme has granted Velti a paid-up license in all patents owned by Augme with a priority date on or before March 22, 2013 for the life of those patents, (ii) Velti has granted Augme a paid-up license in all patents owned by Velti with a priority date on or before March 22, 2013, (iii) Augme and Velti have covenanted not to sue each other on such patents, (iv) Augme and Velti have dismissed the lawsuits as to each other with prejudice with each side to bear its own costs, (v) Augme and Velti have released each other as to the subject matter of the lawsuits with neither party making any admission of liability, and (vi) Velti will pay Augme a lump sum payment of $200,000 no later than 10 business days following the dismissal of the lawsuits. On March 29, 2013, the Court granted a joint motion to dismiss the case with prejudice, pursuant to the settlement agreement. The matter is now officially closed.
In re A2P SMS Antitrust Litigation
On June 14, 2012, Air2Web, Inc., was named as a defendant in a consolidated class action complaint filed in the United States District Court for the Southern District of New York on behalf of a purported class of lessees of common short codes used in application-to-person SMS messaging. In re A2P SMS Antitrust Litigation, Case No. 12-cv-2656 (AJN). The plaintiffs allege that the defendants, which include all major U.S. wireless carriers, CTIA - The Wireless Association®, WMC Global, Inc., and certain aggregators (including Air2Web) violated federal antitrust law by conspiring to reduce competition and fix prices in, and conspiring to monopolize, the market for application-to-person SMS transmission in the United States. The plaintiffs seek injunctive relief and treble damages, in an undisclosed amount, jointly and severally from all defendants for injuries allegedly sustained from April 5, 2008, until the present. On August 14, 2012, several groups of defendants, including Air2Web, filed motions to dismiss the complaint in its entirety, and a number of defendants also filed motions to compel arbitration of this dispute and to stay these proceedings pending arbitration. A decision on those motions is pending. Plaintiffs have not yet responded to those motions. Because this action is in its very early stages, and due to the inherent uncertainties surrounding the litigation process, we are unable to reasonably assess the likelihood of any particular outcome at this time.
12. Share-Based Compensation
Equity Incentive Plans
We grant deferred share awards to our employees as part of our compensation package. We also grant share options to some of our employees and consultants in addition to deferred share awards. Our deferred share awards typically vest over four years at the rate of 25% per year on the anniversary of the date of grant; however, in the past our deferred share awards granted to our non-executive directors and a portion of the deferred share awards granted to our executive officers, vested over one year in equal monthly tranches. In March 2012, we issued fully vested deferred share awards to employees as discretionary bonuses in lieu of payment of cash bonuses, and in May 2013, we again issued fully vested deferred share awards to employees as discretionary bonuses in lieu of payment of cash bonuses. We also periodically award fully vested shares as a sign on bonus to newly hired employees. Shares are only issued to a participant when the deferred share award vests in accordance with any vesting schedule specified in the award agreement following receipt of payment of the aggregate nominal (par) value of £0.05 per ordinary share. The deferred share award recipient is responsible for all applicable taxes payable on the award.
All of our share options have an exercise price equal to the market price of our ordinary shares on the date of grant. Our options typically vest over a four-year period at the rate of 25% per year on the anniversary of the date of grant, although from time to

Velti, plc
Notes to Condensed Consolidated Financial Statements (Continued)

time we issue share options with shorter vesting terms. Beginning in 2013 we ceased regularly awarding share options to employees and instead now typically only grant deferred share awards.
Deferred Share Awards
Details of our deferred share awards are as follows:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Value Per Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2012	3,818,946	$0.08		1.7	$16,880
Share awards granted	339,073	$0.08	$3.63		$1,230
Forfeited	(304,755)	$0.08
Vested deferred share awards	(527,064)	$0.08			$1,548
Outstanding as of March 31, 2013	3,326,200	$0.08		1.8	$6,386

For deferred share awards, the fair value on the date of grant approximates market value as the exercise price equals the nominal (par) value of £0.05 (remeasured into U.S. dollars on grant date) per ordinary share. The aggregate estimated grant date fair value therefore approximates the intrinsic value disclosed in the table above.
Share Options
Details of share option activity are as follows:

	Number of options	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Value Per Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2012	4,893,791	$8.02		7.8	$265
Share options granted	—	$—	—
Forfeited share options	(234,108)	$9.83
Exercised options	(13,500)	$2.73			$34
Outstanding as of March 31, 2013	4,646,183	$7.95		6.2	$—

During the three months ended March 31, 2013 no share options were granted to employees or non-employees of Velti. The fair value of our share options granted in the three months ended March 31, 2012 was estimated at the date of grant using the Black-Scholes model with the following assumptions: Expected volatility was 60%, expected life of 6.30 years, risk free rate of 0.67% to 0.94% with no expected dividends.
The following table summarizes information regarding our outstanding and exercisable options as of March 31, 2013:

Velti, plc
Notes to Condensed Consolidated Financial Statements (Continued)

	Outstanding			Exercisable
Range of Exercise Prices	Number of Option Shares	Weighted-Average Exercise Price per Share	Remaining Weighted-Average Contractual Term (Years)	Number of Option Shares	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value
$2.57 - $2.73	127,869	$2.67	1.2	84,382	$2.70
$4.95 -$4.95	1,987,745	$4.95	6.2	1,114,545	$4.95
$6.26 - $9.45	883,786	$8.24	6.2	345,831	$8.64
$9.46 - $11.95	793,465	$10.72	6.7	217,914	$10.65
$12.10 - $15.46	780,240	$12.47	6.3	394,726	$12.30
$15.58 - $18.47	73,078	$17.26	6.2	22,010	$17.19
	4,646,183	$7.95	6.2	2,179,408	$7.47	$—

During three months ended March 31, 2013 and 2012 we recognized total share-based payment expense under equity incentive plans as follows:

	Three Months Ended March 31,
	2013	2012
	(in thousands)
Datacenter and direct project costs	$48	$972
General and administrative expenses	(36)	3,660
Sales and marketing expenses	174	2,392
Research and development expenses	151	1,584
	$337	$8,608

Share-based compensation declined significantly in the three months ended March 31, 2013 as compared to the same period in 2012 due to an upward revision in the number of awards that are expected to be forfeited prior to vesting and as a substantial portion of the expense recognized in the three months ended March 31, 2012 related to awards with short vesting periods. As of March 31, 2013, there was $11.7 million of total unrecognized share-based compensation expense related to deferred share awards awarded under our share incentive plans expected to be recognized over a weighted-average recognition period of 1.8 years. As of March 31, 2013, there was $4.1 million of total unrecognized share-based compensation expense related to share options expected to be recognized over a weighted-average recognition period of 1.2 years.
13. Related Party Transactions
Starcapital is an equity investor in several entities, each of which we divested and transferred to Starcapital or its subsidiaries in a transaction completed in December 2012. Previously, we have had sale and purchase transactions with these entities. The following is a summary of the transactions and balances:

	Three Months Ended March 31,
	2013	2012
	(in thousands)
Sales and services rendered	$1,264	$989
Purchases	$29	$156

Velti, plc
Notes to Condensed Consolidated Financial Statements (Continued)

	March 31,	December 31,
	2013	2012
	(in thousands)
Trade receivables	$5,536	$4,622
Accrued and other receivables	$3,954	$4,043
Trade payables	$150	$166

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion in our MD&A contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “shall,” “may,” “will,” “expect,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. These forward-looking statements include, among other things, statements relating to our goals and strategies, our competitive strengths, our expectations and targets for our results of operations, our business prospects and our expansion strategy. We have based these forward-looking statements largely on current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Although we believe that we have a reasonable basis for each forward-looking statement contained in this quarterly report, we caution shareholders that these statements are based on our projections of the future that are subject to known and unknown risks and uncertainties and other factors that may cause our actual results, level of activity or performance expressed or implied by these forward-looking statements, to differ.
The forward‑looking statements included in this current report are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward‑looking statements as a result of risk factors described under “Risk Factors” in our previously filed Form 20-F for the year ended December 31, 2012, including, among other things, our ability to:

•	continue as a going concern;

•	remediate our material weakness;

•
comply with financial and other covenants under our credit facility with HSBC and obtain a waiver of our past violations, such that HSBC refrains from accelerating the entire obligation under the facility;

•	manage acquisitions or investments, which may be unsuccessful and may divert our management's attention and consume significant resources, and achieve the anticipated benefits of our acquisitions;

•	manage our DSOs and cash from operations;

•	raise additional capital if needed to grow our business, on terms acceptable to us or at all;

•	properly safeguard confidential or personal information that we may use, transmit or store, which could cause us significant reputational harm and monetary damages if handled improperly;

•	manage the global nature of our business, which subjects us to additional costs and risks that can adversely affect our operating results;

•	defend ourselves against claims of infringement of the patent or other intellectual property rights of third parties and against consumer privacy class action claims;

•	keep pace with technological developments and compete against potential new entrants, who may be much larger and better funded;

•	continue our global business while expanding into new geographic regions;

•	benefit from expected growth in general in the market for mobile marketing and advertising services;

•	retain existing customers and attract new ones;

•	protect our intellectual property rights; and

•	comply with new and modified regulations in the jurisdictions in which we conduct business.
These risks are not exhaustive. Moreover, we operate in an evolving environment and new risk factors emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statement.
An investor in our ordinary shares should not rely upon forward‑looking statements as predictions of future events. Unless required by law, we undertake no obligation to update or revise any forward‑looking statements to reflect new information or future events or otherwise.
Overview
We are the leading global provider of mobile marketing and advertising technology and solutions that enables brands, advertising agencies, mobile operators, and media to implement highly targeted, interactive, and measurable campaigns by communicating with and engaging consumers via their mobile devices. Our platform, called Velti mGage, allows our customers to use mobile and traditional media (such as television, print, radio and outdoor advertising) to target, reach, and engage consumers through mobile internet applications; convert consumers into their customers; and continue to actively manage the relationship through the mobile channel.

Velti delivers mobile technology to transform communication, build connections and drive value for brands and consumers alike. The always-on mobile channel, combined with the power of today's data science, now makes it possible to unify advertising and marketing and deliver individualized brand relationships spanning the full customer lifecycle.
Our mobile marketing and advertising technology and solutions help marketers reach new customers, drive consideration with interactive mobile marketing strategies, accelerate consumer actions using meaningful data, and nurture relationships through data-driven marketing programs. Powered by data, we enable brands to communicate more meaningfully, deliver greater customer value and inspire the behaviors and outcomes that matter to their business.
Our Velti mGage® platform allows marketers to execute highly personalized, enterprise mobile marketing programs across the marketing funnel including ad delivery and measurement, cross-channel messaging promotions, mobile site development, and cross-platform campaign data visualization. For businesses that want professional assistance in achieving mobile marketing and advertising objectives, our services organization offers expert assistance in developing strategies, programs, and hosting services. From account management to creative production to ad ops and technical resources, we support enterprise customers through a self-service or managed services model that augments customers' existing staff to support mobile initiatives.
Velti provides expertise to help brands connect with consumers around the world, anywhere, any time, using mobile technology to deliver better business results for brands and better experiences for consumers. Velti mGage is a software platform that enables brands to find, engage and convert customers into brand advocates. Our data and analytics engine enables marketers to optimize their digital spend with comprehensive insights that intelligently attributes media buys to actual conversions. We generate revenue from licensing our platform and by providing managed services to brands looking to mobilize their business.
With the huge number of mobile device types, platforms and screen resolutions, brands and agencies find it difficult to create and implement a cohesive, cross-channel mobile marketing strategy. Velti simplifies the most complex aspects of mobile marketing and advertising by providing a powerful, easy-to-use toolset for implementing cross-channel, personalized marketing campaigns. Whether it is ad delivery and measurement, cross-channel messaging campaigns, or simple mobile site development, our robust, secure and scalable platform enables brands and agencies to execute multi-channel campaigns across many device types and address every aspect of the mobile value chain.
Our business, as is typical of companies in our industry, is somewhat seasonal. This is primarily due to traditional marketing and advertising spending being heaviest during the holiday season while brands and advertising agencies often close out annual budgets towards the end of a given year. Seasonal trends have historically contributed to, and we anticipate will continue to contribute to fluctuations in our quarterly results, including fluctuations in sequential revenue growth rates.
On a trailing twelve month basis, total revenues have grown from $211.4 million for the twelve months ended March 31, 2012, to $259.6 million for the twelve months ended March 31, 2013. Our revenue for the three months ended March 31, 2013 was $41.0 million, representing a (20.8)% decrease from the three months ended March 31, 2012.
SaaS revenue decreased both in absolute dollars and as a percentage of total revenue from the three months ended March 31, 2012. For the three months ended March 31, 2013, our SaaS revenue represented $32.4 million or 79.0% of our total revenue of $41.0 million. This is compared to $46.8 million or 90.3% of our total revenue of $51.8 million for the three months ended March 31, 2012.

Components of Results of Operations
Revenue
We derive our revenue from customers who use our platform to create, execute and measure mobile marketing and advertising campaigns, from licensing rights to our mobile marketing and advertising platform, from services associated with the customization of these platforms and from fees charged to customers for implementing and monitoring their campaigns. Our platform is based upon a modular, distributed architecture, allowing our customers to use the whole or any part of the functionality of the platform, depending upon the needs of each campaign. Our fees vary by contract, depending upon a number of factors, including the scope of the services that we provide to the campaign, and the range of functionality deployed by the customer on our technology platform. For our engagements with brands, our contracts may be directly with the brand, or with an advertising agency who manages the mobile marketing or advertising campaign on a brand's behalf.
We generate revenue as follows:

▪
Software as a Service (SaaS) Revenue: Fees from customers who subscribe to our hosted mobile marketing and advertising platform, generally referred to as "usage-based" services, and fees from customers who utilize our software solutions to manage and measure the progress of their transaction-based mobile marketing and advertising campaigns, which we refer to as "performance-based" services;

▪
License and Software Revenue: Fees from customers who license our mobile marketing and advertising platform provided on a perpetual or term based license and fees for customized software solutions delivered to and installed on the customers' server, including fees to customize the platform for use with different media used by the customer in a campaign.

▪
Managed Services Revenue: which consists of fees charged to customers for professional services related to the implementation, execution, and monitoring of customized mobile marketing and advertising solutions as well as other client driven projects.

We account for revenue for these services and licenses in accordance with Accounting Standards Codification (ASC) Topic 605 - Revenue Recognition and ASC Topic 985-605 - Certain Revenue Arrangements that Include Software Elements. We recognize revenue when all of the following conditions are satisfied: (i) there is persuasive evidence of an arrangement; (ii) the service has been rendered or delivery has occurred; (iii) the fee to be paid by the customer is fixed or determinable; and (iv) collectibility of the fee is reasonably assured.
The fees associated with our managed services revenue are typically paid over a fixed period corresponding with the duration of the campaign or the consumer acquisition and retention program. An initial, one-time setup fee may also be charged for the development of mobile marketing and advertising campaigns. We may also charge fees to procure third-party mobile and integrated advertising services, such as content, media booking and direct booking across multiple mobile advertising networks on behalf of our customers.
Certain arrangements entered into by the company are revenue sharing arrangements. As a result, the company completes an analysis of the facts and circumstances to determine whether revenue earned from these arrangements should be recorded gross with the company performing as a principal, or recorded net of third party costs with the company performing as an agent, as required by ASC 605-45 Principal Agent Consideration. When we are a principal in a transaction, we include all amounts paid on behalf of our customers in both revenue and costs.
Due to the nature of the services that we provide, our customer contracts may include service level requirements that may require us to pay financial penalties if we fail to meet the required service levels. We recognize any such penalties, when incurred, as a reduction to revenue.
Costs and Expenses
We classify our costs and expenses into eight categories: third‑party, datacenter and direct project, general and administrative, sales and marketing, research and development, acquisition related charges, impairment goodwill and intangible assets and depreciation and amortization. We charge share‑based compensation expense resulting from the amortization of the fair value of deferred share and share option grants to each employee's principal functional area. We allocate certain facility‑related and other common expenses such as rent, office and information technology to functional areas based on headcount.
Third Party Costs. Third party costs are paid to third parties to secure advertising space or content to obtain media inventory for the placement of advertising and media messaging services and for creative development and other services in connection with the creation and execution of marketing and advertising campaigns. Third party costs also include the costs of certain content, media, or advertising that we acquire for a campaign, and costs associated with incentives and promotional costs provided to consumers in order to participate in the campaigns as well as certain computer hardware or software that we might acquire for a customer. Third party costs relate primarily to SaaS revenue.
Datacenter and Direct Project Costs. Datacenter and direct project costs consist primarily of personnel and outsourcing costs for operating third party datacenters that host our Velti mGage platform on behalf of our customers. Additional expenses include costs directly attributable to a specific campaign as well as allocated facility rents, power, bandwidth capacity, IT maintenance and support. In addition, direct project costs include personnel costs to customize our software solutions for specific customer contracts. These costs may relate to SaaS, managed services and/or license and software revenue. To date, the vast majority of datacenter and direct project costs are related to SaaS revenue and the amount attributable to managed services and license and software revenue was immaterial. We expect these cost to be flat or down as a result of our recent restructuring initiatives.
General and Administrative Expenses. Our general and administrative expenses primarily consist of personnel costs for our executive, finance and accounting, legal, human resource and information technology personnel. Additional general and administrative expenses include consulting and professional fees and other corporate and travel expenses. We expect these cost to be flat or down as a result of our recent restructuring initiatives along with our continued efforts to realign our costs.
Sales and Marketing Expenses. Our sales and marketing expenses primarily consist of salaries and related costs for personnel engaged in sales and sales support functions, customer services and support, as well as marketing and promotional expenditures. Marketing and promotional expenditures include the direct costs attributable to our sales and marketing activities, such as conference and seminar hosting and attendance, travel, entertainment and advertising expenses. In order to continue to grow our business, we expect to continue to commit resources to our sales and marketing efforts, and accordingly, we expect that our selling expenses will flat to up in future periods as we continue to expand our sales force in order to add new customers, expand our relationship with existing customers and expand our global operations.
Research and Development. Research and development expenses consist primarily of personnel-related expenses including payroll expenses, share-based compensation and engineering costs related principally to the process of creating detailed program designs to be used for the development of our software platform, for other research activities, and for routine maintenance of our developed software. We expense research and development costs as incurred. We expect these cost to be flat or down as a result of our recent restructuring initiatives along with our continued efforts to realign our costs.
Acquisition Related and Other Charges. Acquisition related and other charges consist primarily of changes in the fair value of contingent payments for acquisitions and other acquisition related charges.
Impairment of Goodwill and Intangible Assets. We review goodwill for impairment annually in the fourth quarter, or whenever an indicator is identified which suggests that the carrying amount of goodwill may not be recoverable. We evaluate long-lived assets such as property and equipment, and identifiable intangible assets that are subject to amortization for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.including an indication that our goodwill is impaired. An impairment loss is recognized when the fair value of an intangible is more than its carrying value. A number of factors can influence the estimated fair value of an intangible asset including the overall fair value of the company, and the estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. Where available, quoted market prices are used to determine fair value. When quoted market prices are not available, various valuation techniques, including the discounted value of estimated future cash flows, are utilized.
Depreciation and Amortization. Depreciation and amortization expenses consist primarily of depreciation on computer hardware and leasehold improvements, amortization of purchased intangibles and capitalized software development costs, offset by allocation of government grant income.
Much of our depreciation and amortization expense relates to the amortization of software developed for sale or for use in delivering mobile marketing and advertising campaigns for our customers, largely our mGage technology platform. We generate our revenue by providing services and products using this technology. However, we do not segregate or track the development costs by revenue type and are therefore unable to allocate these costs by revenue type.
Interest Expense
Interest expense, net includes interest we incur as a result of our borrowings. For a description of our borrowing obligations see Note 9 to notes to the condensed consolidated financial statements.

Gain (Loss) from Foreign Currency Transactions
Gain (Loss) from foreign currency transactions are a result of realized and unrealized gains and losses from transactions denominated in currencies other than the functional currency of the respective subsidiary, as well as the gain or loss resulting from remeasuring assets and liabilities denominated in a currency other than the functional currency into the functional currency on each balance sheet date.
Gain (Loss) from Equity Method Investments
Our equity method investments include all investments in entities over which we have significant influence, but not control, generally including a beneficial interest of between 20% and 50% of the voting rights. Our share of our equity method investments' post acquisition profits or losses is recognized in the condensed consolidated statement of operations and comprehensive loss. As of March 31, 2013.
Income Tax Expense
We are subject to tax in jurisdictions or countries in which we conduct business. Earnings are subject to local country income tax and may be subject to current income tax in other jurisdictions.
Our deferred income tax assets represent temporary differences between the financial statement carrying amount and the tax basis of existing assets and liabilities that will result in deductible amounts in future years, including net operating loss carryforwards. Based on estimates, the carrying value of our net deferred tax assets assumes that it is more likely than not that we will be able to realize our net deferred tax assets in the future. Our judgments regarding future profitability and therefore our ability to realize our net deferred tax assets in the future may change due to future market conditions, changes in tax laws and other factors.
Geographic Concentration
We conduct our business in three geographical areas: Europe, Americas, and Asia/Africa. The following table provides revenue by geographic area. Revenue from customers for whom we provide services in multiple locations is reported in the location of the respective customer's domicile; revenue from customers for whom we provide services in a single or very few related locations is reported in the location of the respective customer's place of operations.

Revenue	Three Months Ended March 31,
	2013		2012
	(in thousands, except percentages)
Europe:
Western Europe	$14,938	36%	$18,310	35%
All other European countries	4,761	12%	12,967	25%
Total Europe	19,699	48%	31,277	60%
Americas	11,848	29%	13,321	26%
Asia/Africa	9,460	23%	7,195	14%
Total revenue	$41,007	100%	$51,793	100%

We expect to increase the amount of revenue that we generate on an absolute and relative basis from customers located in Western Europe and the Americas as we continue to focus the majority of our efforts on these markets as well as the BRIC (Brazil, Russia, India and China) markets.  We also anticipate that our geographic revenue concentration in all other European countries as a whole will continue to decrease as a percentage of our total revenue. See Note 3 to notes to the condensed consolidated financial statements for a discussion of the geographic concentration of our revenue.
Customer Concentration
One customer accounted for more than 12% of our revenues for the three months ended March 31, 2013 and no customer accounted for more than 10% of our revenues for the three months ended March 31, 2012. No customer accounted for more than 10% our total receivables as of March 31, 2013 or as of December 31, 2012.

Critical Accounting Policies and Significant Judgments and Estimates
Our condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.. The preparation of our condensed consolidated financial statements requires us to make assumptions, judgments and estimates that have an impact on amounts reported in our condensed consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our significant accounting policies are described in Note 2 to this interim report, “Basis of Presentation and Summary of Significant Accounting Policies” and in the Notes to Consolidated Financial Statements in our 2012 Form 20-F. In addition, we highlighted those policies that involve a higher degree of judgment and complexity with further discussion of these judgmental areas in Item 5, “Operating and Financial Review and Prospects” in the 2012 Form 20-F. We believe these policies are the most critical to aid in fully understanding and evaluating our financial condition and results of operations. Updates on the relevant periodic financial disclosures related to these policies are provided below.

Revenue Recognition
We account for revenue for these services and licenses in accordance with Accounting Standards Codification (ASC) Topic 605 - Revenue Recognition and ASC Topic 985-605 - Certain Revenue Arrangements that Include Software Elements. We recognize revenue when all of the following conditions are satisfied: (i) there is persuasive evidence of an arrangement; (ii) the service has been rendered or delivery has occurred; (iii) the fee to be paid by the customer is fixed or determinable; and (iv) collectibility of the fee is reasonably assured.
SaaS revenue is generated from our “usage‑based” services, including subscription fees for use of individual software modules and our automated mobile marketing campaign creation templates, and fees charged for access to our technology platform. These fees are recognized ratably over the contract term beginning on the commencement date of each contract as services are rendered.
SaaS revenue generated from our “performance‑based” services is generally based on specified metrics, typically relating to the number of transactions performed during the campaign multiplied by the cost per transaction in accordance with the terms of the related contracts. Transactions can include SMS messages sent by participants in customer campaigns or advertisement impressions placed on mobile applications, among other types of performance-based transactions. Certain of our performance‑based contracts include performance incentive provisions that link a portion of revenue that we may earn under the contract to the performance of the customer's campaign relative to quantitative or other milestones, such as the growth in the consumer base, reduced consumer churn, or the effectiveness of the end-user response. We consider the performance‑based fees to be contingent fees. We recognize this revenue monthly based on actual performance, which is when the fees are earned and the amount of the fee can be reliably measured. Our performance‑based arrangements are typically invoiced monthly, which can occur in a period subsequent to revenue being recognized.
License and software revenue consists of license fees charged for our mobile marketing and advertising technology. We provide licenses on a perpetual or term basis. These types of arrangements do not, typically, include any ongoing support arrangements or rights to upgrades or enhancements and therefore revenue related to perpetual licensing arrangements is recognized upon the delivery of the license. Revenue from term based licenses is recognized over the related term of an arrangement. Fees charged to customize our software solution are, generally, recognized using the completed contract or percentage-of-completion method according to ASC 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts, based on the ratio of costs incurred to the estimated total costs at completion.
Managed services revenue, when sold with software and support offerings, are accounted for separately when these services (i) have value to the customer on a standalone basis, (ii) are not essential to the functionality of the software and (iii) there is objective and reliable evidence of the selling price of each deliverable. When accounted for separately, revenue is recognized as the services are provided for time and material contracts, and ratably over the term of the contract when accepted by the customer for fixed price contracts. For revenue arrangements with multiple deliverables, such as an arrangement that includes license, support and professional services, we allocate the total amount the customer will pay to the separate units of accounting based on their relative selling prices, as determined by the price of the undelivered items when sold separately.
The timing of revenue recognition in each case depends upon a number of factors, including the specific terms of each arrangement and the nature of our deliverables and obligations, and the existence of evidence to support recognition of revenue as of the reporting date. For contracts with extended payment terms for which we have not established a successful pattern of collection history, we recognize revenue when all other criteria are met and when the fees under the contract become due. Fees that have been invoiced are recorded in trade receivables and in revenue when all revenue recognition criteria have been met. When fees have been invoiced but not all revenue recognition criteria have been met, the invoice is recorded in trade receivables and in deferred revenue. When all revenue recognition criteria are met, but fees have not been invoiced as of the reporting date, such fees are reported in accrued contract receivables and in revenue.
Certain arrangements entered into by us are revenue sharing arrangements. As a result, we complete an analysis of the facts and circumstances to determine whether revenue earned from these arrangements should be recorded gross with the company performing as a principle, or recorded net of third party costs with the company performing as an agent, as required by ASC 605-45 Principal Agent Consideration. When we are a principal in a transaction, we include all amounts paid on behalf of our customers in both revenue and costs.
We present revenue net of value‑added tax, sales tax, excise tax and other similar assessments. Our revenue arrangements do not contain general rights of return.
Goodwill

Goodwill is generated when the consideration paid for an acquisition exceeds the fair value of net assets acquired. Goodwill is recognized as an asset and reviewed for impairment at least annually, or whenever events or circumstances indicate that the carrying amount of goodwill may not be recoverable. We have selected December 31 as the date to perform the annual impairment testing of goodwill.
During the three months ended March 31, 2013, our market capitalization declined significantly as a result of decreases in our share price. In connection with the preparation of our financial statements for the first quarter of 2013, we concluded the sustained decline in our share price and market capitalization were indicators of potential impairment requiring us to perform an impairment analysis. Based on this analysis, we determined that the fair value of our aggregate net assets was below their carrying values, and a full impairment was recorded on our goodwill and a partial impairment against certain other intangible assets based on the purchase price allocation method prescribed by the accounting guidance. The decline in our fair value resulted directly from the overall decline in our market value during the first quarter of this year. See Note 7
As a result, we recorded an impairment charge of $133.1 million which represented all of our goodwill and $67.5 million of our intangible assets, partially offset by $3.6 million of unrecognized government grants related to these assets.
Valuation of Long-lived and Intangible Assets
We evaluate long-lived assets such as property and equipment, and identifiable intangible assets that are subject to amortization for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable including an indication that our goodwill is impaired. We evaluated our long-lived assets and amortizable intangible assets for impairment due to recent events including the decline of our market capitalization as a result of decreases in our share price as reported on NASDAQ Stock Market. These were deemed to be significant changes in circumstances that could indicate that their carrying amounts of our long-lived and amortizable intangible assets may not be recoverable. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. When undiscounted future cash flows are not expected to be sufficient to recover an asset's carrying amount, the asset is written down to its fair value. Where available, quoted market prices are used to determine fair value. When quoted market prices are not available, various valuation techniques, including discounted value of estimated future cash flows are utilized.
During the three months ended March 31, 2013, as a result of our goodwill impairment analysis, an impairment loss of $67.5 million was recorded against certain intangible assets based on the purchase price allocation method prescribed by the accounting guidance. See Note 7.
Fair Value Measurements
We report our financial and non-financial assets and liabilities that are re-measured and reported at fair value at each reporting period. We established a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1.	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2.	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3.	Unobservable inputs that are supported by little or no market activity.
Our financial assets and liabilities consist principally of cash and cash equivalents, accounts payable, accrued liabilities, current and non-current notes payable. Cash and cash equivalents include time deposits and readily marketable securities with original maturities of 90 days or less. Cash and cash equivalents are stated at cost, which approximates fair value. As of March 31, 2013 and 2012, we did not have readily marketable securities that are classified as cash equivalents.
Accounts payable and accrued liabilities are carried at cost that approximates fair value due to their expected short maturities. Our long-term debt bears interest at rates which approximate the interest rates at which we believe we could refinance the debt. Accordingly, the carrying amount of long-term debt as of March 31, 2013 and 2012 approximates its fair value. As of March 31, 2013, we did not have any financial assets or liabilities for which Level 1 or Level 2 inputs were required to be disclosed. See Note 6 for our disclosure of Level 3 inputs used to revalue our contingent payments related to certain of our acquisitions.

The following table provides a summary of changes in fair value of the contingent payments measured using significant unobservable inputs (Level 3):

Fair Value
(in thousands)
Balance as of December 31, 2012	$6,364
Foreign exchange differences	35
Balance as of March 31, 2013	$6,399

Other Financial Information
We present certain non-GAAP financial measures as a supplemental measure of our performance. These non-GAAP financial measures are not a measure of financial performance or liquidity calculated in accordance with accounting principles generally accepted in the U.S., referred to herein as GAAP, and should be viewed as a supplement to, not a substitute for, our results of operations presented on the basis of GAAP. Reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures are detailed in the table below.

	Three Months Ended March 31,
	2013	2012
Non-GAAP Measures:	(in thousands except per share amounts)
Adjusted net loss	$(18,060)	$(1,137)
Adjusted EBITDA	$(18,311)	$4,608

Adjusted net loss per share - basic	$(0.27)	$(0.02)
Adjusted net loss per share - diluted	$(0.27)	$(0.02)

Our non-GAAP measures should be read in conjunction with the corresponding GAAP measures. These non-GAAP financial measures have limitations as an analytical tool and you should not consider them in isolation from, or as a substitute for, analysis of our results as reported in accordance with GAAP.
We define adjusted net income (loss) by excluding foreign exchange gains or losses, share-based compensation expense, non-recurring and acquisition related expenses, impairment charges, deferrals of net profits of our equity method investments related to transactions with us, loss from disposal of assets and acquisition-related depreciation and amortization.
We define adjusted EBITDA by excluding from adjusted net income (loss), gains or losses from our equity method investments, the remaining depreciation and amortization, the provision for income taxes, net interest expense, and other income (expense).
Adjusted net income (loss) and adjusted EBITDA are not necessarily comparable to similarly-titled measures reported by other companies.
Basic and diluted adjusted income (loss) per share is adjusted net income (loss) divided by basic and diluted shares outstanding, respectively.
We believe these non-GAAP financial measures are useful to management, investors and other users of our financial statements in evaluating our operating performance because these financial measures are additional tools to compare business performance across companies and across periods. We believe that:

•
these non-GAAP financial measures are often used by investors to measure a company's operating performance without regard to items such as interest expense, taxes, depreciation and amortization and foreign exchange gains and losses, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

•
investors commonly use these non-GAAP financial measures to eliminate the effect of restructuring and share-based compensation expenses, one-time non-recurring expenses, and acquisition-related expenses, which vary widely from company to company and impair comparability.

 We use these non-GAAP financial measures:

•	as a measure of operating performance to assist in comparing performance from period to period on a consistent basis;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	as a primary measure to review and assess the operating performance of our company and management team in connection with our executive compensation plan incentive payments; and

•	in communications with our board of directors, stockholders, analysts and investors concerning our financial performance.
The following is an unaudited reconciliation of adjusted EBITDA to net loss before non-controlling interest, the most directly comparable GAAP measure, for the periods presented:

	Three Months Ended March 31,
	2013	2012
Reconciliation to Adjusted EBITDA:
Net loss	$(157,037)	$(8,839)
Adjustments:
Gain (loss) from foreign currency transactions	2,634	(1,375)
Non-cash share based compensation(1)	337	8,608
Non-recurring and acquisition-related expenses(2)	415	(2,301)
Impairment of goodwill and intangible assets	133,129
Loss from equity method investments	—	133
Depreciation and amortization - acquisition related	2,462	2,637
Adjusted net loss	$(18,060)	$(1,137)
Loss from equity method investments - other	—	238
Depreciation and amortization - other	6,158	4,632
Income tax (benefit) expense	(6,853)	278
Interest expense, net	438	743
Other (income) expense	6	(146)
Adjusted EBITDA	$(18,311)	$4,608

Adjusted net loss per share - basic	$(0.27)	$(0.02)

Adjusted net loss per share - diluted	$(0.27)	$(0.02)

Weighted average number of shares outstanding:
Basic shares	65,808	61,816

Diluted shares	65,808	61,816

(1)
During the quarter ended March 31, 2012, certain share awards with vesting terms of one year or less were granted to employees and directors, resulting in additional compensation expense of approximately $4.0 million.

(2)
Non-recurring and acquisition-related income in 2012 resulted from a gain on re-measurement of our pre-acquisition ownership interest in CASEE to fair value, which was partially offset by expense on re-measurement of contingent consideration for our Mobclix and Mobile Interactive Group acquisitions and other expenses related to completed acquisitions.

Share based compensation expenses were included in the condensed consolidated statements of comprehensive loss as follows:

	Three Months Ended March 31,
	2013	2012
	(in thousands)
Datacenter and direct project	$48	$972
General and administrative	(36)	3,660
Sales and marketing	174	2,392
Research and development	151	1,584
	$337	$8,608

Operating Results
Comparison of the three months ended March 31, 2013 and 2012
The following table sets forth our condensed consolidated results of operations for the three months ended March 31, 2013 and 2012:

	Three Months Ended March 31,
	2013	2012	$ Change	% Change
	(unaudited, in thousands, except percentages)
Revenue:
Software as a service (SaaS) revenue	$32,390	$46,768	$(14,378)	(31)%
License and software revenue	2,159	1,505	654	43%
Managed services revenue	6,458	3,520	2,938	83%
Total revenue	41,007	51,793	(10,786)	(21)%
Cost and expenses:
Third-party costs	23,365	16,862	6,503	39%
Datacenter and direct project costs	5,552	7,892	(2,340)	(30)%
General and administrative expenses	14,065	15,132	(1,067)	(7)%
Sales and marketing expenses	12,591	12,753	(162)	(1)%
Research and development expenses	4,497	4,684	(187)	(4)%
Acquisition related and other charges	—	2,197	(2,197)	(100)%
Impairment of goodwill and intangible assets	133,129	—	133,129	N/M
Depreciation and amortization	8,620	7,269	1,351	19%
Total cost and expenses	201,819	66,789	135,030	202%
Loss from operations	(160,812)	(14,996)	(145,816)	972%
Interest expense, net	(438)	(743)	305	(41)%
Gain (loss) from foreign currency transactions	(2,634)	1,375	(4,009)	(292)%
Other income (expense)	(6)	6,174	(6,180)	(100)%
Loss before income taxes, equity method investments and non-controlling interest	(163,890)	(8,190)	(155,700)	1,901%
Income tax (expense) benefit	6,853	(278)	7,131	(2,565)%
Loss from equity method investments	—	(371)	371	(100)%
Net loss	(157,037)	(8,839)	(148,198)	1,677%
Net loss attributable to non-controlling interest	(679)	(21)	(658)	3,133%
Net loss attributable to Velti	$(156,358)	$(8,818)	$(147,540)	1,673%

*N/M= Not Meaningful
Revenue

	Three Months Ended March 31,		Change
	2013	2012	$	%
	(in thousands, except percentages)
Software as a service (SaaS) revenue	$32,390	$46,768	$(14,378)	(31)%
License and software revenue	2,159	1,505	654	43%
Managed services revenue	6,458	3,520	2,938	83%
Total revenue	$41,007	$51,793	$(10,786)	(21)%

Total revenue decreased during the three months ended March 31, 2013 by $10.8 million, or 21%, compared to the same period in 2012.
The decrease was primarily the result of a decline in SaaS revenue of $14.4 million; as a result of reduction in revenues in South East Europe of $14.5 million, Western Europe of $2.3 million and in North America of $0.9 million all as a result of fewer campaigns versus the year ago period. These decreases were partially offset by an increase of $3.3 million in revenues from the Asia/Africa region.
License revenue increased by $0.7 million for the three months ended March 31, 2013 primarily as a result of a $1.7 million increase in license fees in Western Europe, which were partially offset by $1.0 million lower license fees in South East Europe.
Managed services revenue increased by $2.9 million compared to the same quarter a year ago. The increase was the result of increases in sales of managed services to new and existing customers in South East Europe, Western Europe and North America of $2.6 million, $0.2 million and $0.1 million respectively.
Operating Costs and Expenses

	Three Months Ended March 31,		Change
	2013	2012	$	%
	(in thousands, except percentages)
Third-party costs	$23,365	$16,862	$6,503	39%
Datacenter and direct project costs	5,552	7,892	(2,340)	(30)%
General and administrative expenses	14,065	15,132	(1,067)	(7)%
Sales and marketing expenses	12,591	12,753	(162)	(1)%
Research and development expenses	4,497	4,684	(187)	(4)%
Acquisition related and other charges	—	2,197	(2,197)	(100)%
Impairment of goodwill and intangible assets	133,129	—	133,129	N/M
Depreciation and amortization	8,620	7,269	1,351	19%
Total cost and expenses	$201,819	$66,789	$135,030	202%

*N/M= Not Meaningful
Third‑Party Costs
Third-party costs for the three months ended March 31, 2013 increased by $6.5 million, or 39%, compared to the same period in 2012. This increase was primarily due to expenses associated with certain region and vertical specific partner agreements costs which cover several periods being recognized on a straight-line basis over the campaign term along with $1.7 million in incremental MIG project contractor costs for customization work.
Datacenter and Direct Project Costs
Datacenter and direct project costs for the three months ended March 31, 2013 decreased by $2.3 million, or 30%, compared to the same period in 2012. This decrease was primarily due to $1.7 million of costs associated with MIG contractor resources being recorded as third party costs due to attribution to specific projects. An additional $0.9 million in decreased share-based compensation costs was partially offset by a $0.3 million increase in cost from various other expenses.
General and Administrative Expenses

General and administrative expenses for the three months ended March 31, 2013 decreased by $1.1 million, or 7%, compared to the same period in 2012. This decrease was primarily due to $3.7 million in lower share-based compensation costs which was partially offset by a $1.9 million increase in bad debt expense, $0.2 million of expense incurred in connection with settlement of a legal dispute and a $0.5 million in increased professional services fees associated with increased reliance on consultants in certain areas and other projects.
Sales and Marketing Expenses
Sales and marketing expenses for the three months ended March 31, 2013 remained relatively flat with a small decrease of $0.2 million, or 1%, compared to the same period in 2012. This decrease resulted from a reduction in share based compensation expense of $2.2 million which was partially offset by a $1.7 million increase in personnel related expenses. The remaining $0.3 million increase related to a number of smaller items.
Research and Development Expenses
Research and development expenses for the three months ended March 31, 2013 decreased by $0.2 million, or 4%, compared to the same period in 2012. This decrease was primarily due to a reduction in share based compensation expense of $1.4 million partially offset by a $1.2 million increase in labor and overhead costs, which was associated with a increase in allocation of resources to projects not yet having reached technological feasibility, and thus not meeting the criteria for capitalization.
Acquisition‑Related Charges
There were no acquisition-related charges for the three months ended March 31, 2013. Acquisition related charges for the three months ended March 31, 2012 were $2.2 million and were primarily related to changes in the fair value of contingent payments due to the former shareholders of our acquired entities.
Impairment of Goodwill and Intangible Assets
Impairments of $133.1 million for the three months ended March 31, 2013 were the result of our market capitalization declining significantly as a result of decreases in our share price over the period. We concluded that the sustained decline in the share price and market capitalization were indicators of impairment which required the performance of an impairment analysis, resulting in significant impairment to goodwill, acquired intangible assets and developed technology platforms. No charges were recorded in the same period a year ago.
Depreciation and Amortization
Depreciation and amortization expenses for the three months ended March 31, 2013 increased by $1.4 million, or 19%, as compared to the same period in 2012. The incremental expense resulted from significant capital expenditures to purchase and develop technology platforms as well as additional leasehold improvements and equipment in the U.S. and the U.K.
Other Income and Expense

	Three Months Ended March 31,		Change
	2013	2012	$	%
	(in thousands, except percentages)
Interest expense, net	$(438)	$(743)	$305	41%
Gain (loss) from foreign currency transactions	(2,634)	1,375	(4,009)	292%
Other income (expense)	(6)	6,174	(6,180)	(100)%
Income tax (expense) benefit	6,853	(278)	7,131	2,565%
Loss from equity method investments	—	(371)	371	(100)%

Interest Expense, net
Interest expense, net for the three months ended March 31, 2013 decreased by $0.3 million, or 41% compared to the same period in 2012. The decrease was the result of our 2012 debt balances carrying higher average effective interest rates during the year ago quarter as compared to the current quarter and accretion of deferred consideration from one of our acquired entities in the prior year. The impact of the decline in the average effective interest rates was partially offset by our carrying higher debt balances during the current quarter when compared to the quarter ended March 31, 2012.
Gain from Foreign Currency Transactions

Gain from foreign currency transactions, a non-cash item, decreased for the three months ended March 31, 2013 by $4.0 million or 292%,compared to the same period in 2012. The gain in 2012 was primarily due to MIG consideration re-measurement whereas the loss in 2013 resulted primarily from remeasurement of US Dollar denominated HSBC debt held in subsidiaries with Euro functional currency and loss on remeasurement of purchase consideration as the dollar strengthened against the Pound.
Other Income (Expense)
Other income (expense) for the three months ended March 31, 2013 was immaterial. In the first quarter of 2012 we realized a $6.2 million gain related to marking Velti's 33% investment in CASEE to fair value as we were required to re-measure this investment as a result of our purchase of the remaining 67% of CASEE.
Income Tax Expense
We recorded income tax benefit of $6.9 million on a worldwide pre-tax loss of $163.9 million for the three months ended March 31, 2013, due to a $1.8 million deferred tax benefit associated with the increase in the Greek tax rate from 20% to 26% and $6.7 million of benefit resulting from the impairment of intangible assets, which amounts were offset by profitability of certain subsidiaries. This compared to income tax expense of $0.3 million on a worldwide pre-tax loss of $8.2 million for the same period in 2012.
Loss from Equity Method Investments
We did not record adjustments for the results of Starcapital's equity method investments during the three months ended March 31, 2013 as they were not deemed material. The losses totaling $0.4 million recorded during the period ended March 31, 2012 were related to investments in entities which we have since sold to Starcapital in a transaction completed in December 2012.

Liquidity and Capital Resources
Since our inception we have financed our operations and acquisitions primarily through the public offerings, borrowings under our bank credit facilities and cash generated from our operations. As of March 31, 2013, we had $16.3 million in cash and cash equivalents.
As of March 31, 2013, we had $47.8 million in outstanding debt. The effective interest rates to finance our borrowings as of March 31, 2013 ranged from 2.4% to 13.8%.
In August 2012, we entered into a $50.0 million multi-currency senior revolving credit facility (the Facility) with HSBC, which expires on August 10, 2015. The face amount may be increased by an additional $50.0 million upon meeting certain requirements and obtaining additional commitments from the existing or new lenders. At the current time, we do not believe that an increase of the credit facility is likely in the near term. Borrowings under the Facility will bear interest at the LIBOR rate plus a spread ranging from 2.25% to 2.75% or an adjusted base rate plus a spread ranging from 1.25% to 1.75%. The spread is dependent upon our leverage ratio, as calculated according to the terms of the loan agreement. We are required to pay 0.50% per annum, on the unused portion of the facility, if utilization of the facility is greater than 50%, and 0.75% per annum if utilization is less than 50%.
The Facility contains a number of customary negative and affirmative covenants, including covenants that limit our ability to place liens on our assets, incur additional debt, make investments, enter into acquisitions, merge or consolidate, dispose of assets, pay dividends or make other restricted payments, all subject to certain exceptions. There are also several financial covenants that we are required to maintain, which includes a minimum fixed charge coverage ratio of 1.50 to 1.00, a maximum total leverage ratio of 2.50 to 1.00, a minimum liquidity ratio of 1.25 to 1.00, a minimum asset coverage ratio of 1.50 to 1.00, and a performance to plan test with respect to Consolidated Revenue and Consolidated Adjusted EBITDA. Our ability to use the Facility may be suspended and repayment of any outstanding balances may be required if we are unable to comply with these requirement in the future, or otherwise unable to obtain waivers or amendments.
As of December 31, 2012, we were not in compliance with all of the covenants. HSBC approved the amendment of the Facility allowing us to complete the divestment of assets to Starcapital described in Note 8 above, as well as to allow us to increase the permitted software capital expenditures during 2012. As of March 31, 2013, we did not meet our covenant with respect to the total leverage ratio and to date we have not received a waiver from HSBC of our violation of this covenant. We are in discussions with HSBC regarding the waiver and regarding amendment of our 2013 covenants to levels that we believe we can satisfy for the remainder of 2013. At this point, we cannot predict when, or if, we will receive a waiver of the first quarter's violation or agreement to modification of the covenants. HSBC currently has the right to accelerate our obligations under the credit facility causing the entire amounts outstanding to become immediately due and payable. As a result of not meeting the covenants we have included these amounts as current portion of long-term debt and short-term financing in the Condensed Consolidated Balance Sheets.
In connection with the execution of the Facility, we repaid the entire outstanding loan of €5.9 million (approximately $7.2 million) to Black Sea Trade and Development Bank during the third quarter of 2012. The total payment of $7.3 million consisted of the outstanding principal balance, accrued interest and fees. We borrowed $7.3 million from the Facility to repay this loan.
As of March 31, 2013 our current assets exceeded our current liabilities by $94.8 million. On April 24, 2013, we closed a private placement of our ordinary shares under which we entered into a Securities Purchase Agreement with certain institutional accredited investors. In connection with this transaction, we issued an aggregate of 16,529,412 ordinary shares at a price of $1.50 per share resulting in net proceeds to us of $23.1 million. A substantial portion of these proceeds were used to satisfy our obligations to former shareholders and key employees of MIG.
While we anticipate generating positive operating cash flow for the year, this positive cash flow is not expected until the third quarter of 2013.  As a result, we may need financing, in addition to the private placement recently completed, during the next three months to provide sufficient operational liquidity. This additional financing may be facilitated through the issuance of equity or debt.  If we need such additional financing, there can be no assurance that our efforts to find such financings will be successful, or on terms favorable to us.
There can be no assurance that our efforts to find such financings will be successful or on terms favorable to us.  Our ability to continue as a going concern is dependent upon our ability to agree on amended 2013 covenants with HSBC, and obtain the necessary financing to meet our obligations arising from normal business operations when they come due and to generate profitable operations in the future. As a result, the report of our independent registered public accounting firm covering our financial results for the year ended December 31, 2012 included a statement raising substantial doubt as to our ability to continue as a going concern, which may adversely affect our ability to conduct business with third parties, as well as our ability to attract new financing.
If our estimates of revenues, expenses or capital or liquidity requirements change or are inaccurate or if cash generated from operations is insufficient to satisfy our liquidity requirements, we will seek to sell additional shares or arrange other debt financing.

	Three Months Ended March 31,
	2013	2012
	(in thousands)
Cash generated from (used in):
Operating activities	$(32,494)	$(15,869)
Investing activities	(7,658)	(21,948)
Financing activities	20,039	(82)
Effect of changes in foreign exchange rates	(131)	3,085
Decrease in cash and cash equivalents	$(20,244)	$(34,814)

Operating Activities. Net cash used in operating activities during the three months ended March 31, 2013 was $32.5 million, compared to net cash used in operating activities of $15.9 million during the three months ended March 31, 2012. Adjusting our net loss for non-cash items, resulted in $17.8 million use of cash and $3.0 million generation of cash in the first quarter of 2013 and 2012 respectively. Working capital fluctuations as a result of the timing of cash receipts and payments provided for use of cash of $14.7 million and $18.9 million in the first quarter of 2013 and 2012 respectively. Our use of cash increased in the first quarter ended March 31, 2013 by $16.6 million when compared to the same period a year ago for the reasons discussed above.
Comprehensive DSOs based on trailing 12 months' revenue were:

Comprehensive DSO (1)
As of March 31, 2013	309
As of December 31, 2012	311

(1)
Comprehensive DSO is calculated as follows: comprehensive receivables (consisting of trade receivables and accrued contract receivables, with reduction for agreements where we recognize revenue net of third party costs) divided by trailing twelve month revenue (which includes estimated revenue of acquired companies as though they had been consolidated for the entire twelve month period) multiplied by 360 days.

Investing Activities. During the three months ended March 31, 2013 and 2012 we used $7.7 million and $21.9 million for capital expenditures, software development and purchased software. The decrease in the quarter ended March 31, 2013 relates primarily to smaller investment in purchased software when compared to the same quarter a year ago.
Financing Activities. During the three months ended March 31, 2013 and 2012 we generated $20.0 million in proceeds from borrowing activities and $0.1 million from exercise of stock options, respectively.
Legal Proceedings
From time to time, we and our subsidiaries are subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters. In addition to the below mentioned legal proceedings, we do not believe that the ultimate resolution of other legal proceedings involving our company, if any, will have a material adverse effect on our consolidated financial position, results of operations or cash flows.
Indemnification Claims
We recently received letters on behalf of several of our customers notifying us that the customers had received letters from a third party which alleged that certain of our customer's applications infringed the patent rights of the third party. In turn, our customers have alleged that we are obligated to indemnify them relating to these matters as the claims allegedly relate to services that we provide to the customers. We are currently investigating the related issues.
Patent Litigation
On March 9, 2012, Augme Technologies, Inc. filed a complaint against Velti USA, Inc. in the United States District Court for the District of Delaware (case no. 1:12cv294), alleging infringement of three patents held by Augme. On May 4, 2012, Velti responded to the complaint by filing a motion to dismiss and motion to strike certain claims in the complaint. On May 18, 2012, in response to the motion, Augme filed an opposition and also filed a First Amended Complaint. The Company responded to the First Amended Complaint (and asserted counterclaims of non-infringement and invalidity) on June 4, 2012. On March 22, 2013, Velti Limited and Velti entered into a settlement with Augme, pursuant to which Augme and Velti settled the two pending lawsuits as between each other. Pursuant to the settlement, (i) Augme has granted Velti a paid-up license in all patents owned by Augme with a priority date on or before March 22, 2013 for the life of those patents, (ii) Velti has granted Augme a paid-up license in all patents owned by Velti with a priority date on or before March 22, 2013, (iii) Augme and Velti have covenanted not to sue each other on such patents, (iv) Augme and Velti have dismissed the lawsuits as to each other with prejudice with each side to bear its own costs, (v) Augme and Velti have released each other as to the subject matter of the lawsuits with neither party making any admission of liability, and (vi) Velti will pay Augme a lump sum payment of $200,000 no later than 10 business days following the dismissal of the lawsuits. On March 29, 2013, the Court granted a joint motion to dismiss the case with prejudice, pursuant to the settlement agreement. The matter is now officially closed.
In re A2P SMS Antitrust Litigation
On June 14, 2012, Air2Web, Inc., was named as a defendant in a consolidated class action complaint filed in the United States District Court for the Southern District of New York on behalf of a purported class of lessees of common short codes used in application-to-person SMS messaging. In re A2P SMS Antitrust Litigation, Case No. 12-cv-2656 (AJN). The plaintiffs allege that the defendants, which include all major U.S. wireless carriers, CTIA - The Wireless Association®, WMC Global, Inc., and certain aggregators (including Air2Web) violated federal antitrust law by conspiring to reduce competition and fix prices in, and conspiring to monopolize, the market for application-to-person SMS transmission in the United States. The plaintiffs seek injunctive relief and treble damages, in an undisclosed amount, jointly and severally from all defendants for injuries allegedly sustained from April 5, 2008, until the present. On August 14, 2012, several groups of defendants, including Air2Web, filed motions to dismiss the complaint in its entirety, and a number of defendants also filed motions to compel arbitration of this dispute and to stay these proceedings pending arbitration. A decision on those motions is pending. Plaintiffs have not yet responded to those motions. Because this action is in its very early stages, and due to the inherent uncertainties surrounding the litigation process, we are unable to reasonably assess the likelihood of any particular outcome at this time.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to several financial risks, including, among others, market risk (change in exchange rates, changes in interest rates, market prices, etc.), credit risk and liquidity risk. Our principal liabilities mainly consist of bank loans and trade payables. The main purpose of these liabilities is to provide the necessary funding for our operations. We have various financial assets such as trade receivables and cash and cash equivalents. Our cash and cash equivalent instruments are managed such that there is no significant concentration of credit risk in any one bank or other financial institution. Management monitors closely the credit quality of the financial institutions with which we hold deposits.
Our financing facilities are monitored against working capital and capital expenditure requirements on a rolling 12-month basis and timely action is taken to have the necessary level of available credit lines. Our policy is to diversify funding sources. Management aims to maintain an appropriate capital structure that ensures liquidity and long-term solvency.
Foreign Currency Risk
We are exposed to several financial risks, including, among others, market risk (change in exchange rates, changes in interest rates, market prices, etc.), credit risk and liquidity risk. Our principal liabilities mainly consist of bank loans and trade payables. The main purpose of these liabilities is to provide the necessary funding for our operations. We have various financial assets such as trade receivables and cash and cash equivalents. Our cash and cash equivalent instruments are managed such that there is no significant concentration of credit risk in any one bank or other financial institution. Management monitors closely the credit quality of the financial institutions with which we hold deposits.
Our financing facilities are monitored against working capital and capital expenditure requirements on a rolling 12-month basis and timely action is taken to have the necessary level of available credit lines. Our policy is to diversify funding sources. Management aims to maintain an appropriate capital structure that ensures liquidity and long-term solvency.
Interest Rate Risk
As of March 31, 2013, we had cash and cash equivalents of $16.3 million. These amounts are held in cash. We do not enter into investments for trading or speculative purposes. Due to the short-term nature and floating interest rates of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Due to the low margin earned on these funds we do not believe a 10% change in interest rates would have a significant impact on our operating results, future earnings, or liquidity.
We are exposed to interest rate risk related to our short term financing and long term debt, which are primarily denominated in U.S. dollars and Euros with floating interest rates that are linked to Libor rate plus a spread ranging from 2.25% to 2.75% or an adjusted base rate plus a spread ranging from 1.25% to 1.75%. The spread is dependent upon our leverage ratio, as calculated according to the terms of the loan agreement. For variable rate debt, interest rate changes generally do not affect the fair value of the debt instrument, but do impact future earnings and cash flows, assuming other factors are held constant. A potential increase or decrease in Libor rates by 1% would result in a measurable but not materially impact to interest expense or cash paid for interest for the remainder of 2013 based on the $47.8 million of variable rate debt outstanding as of March 31, 2013.
Credit Risk
We do not have significant concentrations of credit risk relating to our trade receivables. The majority of our credit risk as of March 31, 2013 is attributable to trade receivables and accrued contract receivables amounting to $282.9 million in total. Trade receivables and accrued contract receivables are typically unsecured and are derived from revenue earned from customers. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the company grants credit terms in the normal course of business. It is our policy that all customers who wish to transact on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and historically our exposure to bad debts has been minimal. Credit risk from cash balances is considered low. We restrict cash transactions to high credit quality financial institutions.
Liquidity Risk

As of March 31, 2013, we had cash and cash equivalents of $16.3 million and working capital of approximately $94.8 million. In connection with the acquisition of MIG in November 2011, we are required to make cash payments of approximately $16.5 million to the former shareholders of MIG by mid April 2013. This balance was paid in cash and notes payable. Although we obtained a $50.0 million credit facility with HSBC in August 2012, as of March 31, 2013, the revolving credit facility was substantially utilized. Accordingly, we anticipate that we may need additional financing in the future to meet our ongoing capital commitments and to fund our operations.
In order to meet our ongoing capital commitments, we may need to seek additional capital, potentially through debt, or other equity financings. There can be no assurance that our efforts to find such financings will be successful or on terms favorable to us. Financings, if available, may be on terms that are dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the current price of our ordinary shares. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of our ordinary shares. If new sources of financing are insufficient or unavailable, we may have to reduce substantially or eliminate expenditures or significantly modify our operating plans. As a result, our independent registered public accounting firm has deemed that there is substantial doubt about our ability to continue as a going concern, which in turn would likely further adversely affect our ability to conduct business with third parties as well as attract new financing or secure waivers for potential violations of covenants in our existing credit facility. There can be no assurance that we will be able to raise additional capital if our current capital resources are exhausted. If the above strategies are not successful, we could be forced to restructure our obligations or seek protection under applicable bankruptcy laws.
Controls and Procedures
Evaluation of disclosure controls and procedures
Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the end of the period covered by this report (the “Evaluation Date”).
In designing and evaluating our disclosure controls and procedures, management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.
Disclosure controls and procedures are designed to provide assurance at a reasonable level that the information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
Based on management's evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are not effective as of December 31, 2012 due to the material weakness as described in our Form 20-F.
Notwithstanding the identified material weakness, management believes the condensed consolidated financial statements included in this Interim Report fairly represent in all material respects our financial condition, results of operations and cash flows as of and for the periods presented in accordance with U.S. GAAP.
Changes in Internal Controls
During the three months ended March 31, 2013, there were no significant changes to internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.